UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 001-38973

Viemed Healthcare, Inc.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	**N/A**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

625 E. Kaliste Saloom Rd.
Lafayette, LA 70508

(Address of principal executive offices, including zip code)

(337) 504-3802

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Shares, no par value	**VMD**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

			Smaller reporting company ☒
Large accelerated filer ☐	Accelerated filer ☒	Non-Accelerated filer ☐	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No x

The aggregate market value of the voting and non-voting common shares held by non-affiliates of the registrant computed as of June 30, 2023 (the last business day of the registrant's most recent completed second fiscal quarter) based on the closing price of the common shares on the Nasdaq Stock Market was $329,893,004.

As of February 9, 2024, there were 38,756,636 common shares of the registrant outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required to be disclosed in Part III of this report is incorporated by reference from the registrant's definitive proxy statement or an amendment to this report, which will be filed with the SEC not later than 120 days after the end of the fiscal year covered by this report.

VIEMED HEALTHCARE, INC.
TABLE OF CONTENTS
December 31, 2023 and 2022

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this Annual Report on Form 10-K may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 or "forward-looking information" as such term is defined in applicable Canadian securities legislation (collectively, "forward-looking statements"). Any statements other than statements of historical information, including those that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. These forward-looking statements are made as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except as required by applicable law.

Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management regarding future events, and include, but are not limited to, statements with respect to: operating results; profitability; financial condition and resources; anticipated needs for working capital; liquidity; capital resources; capital expenditures; milestones; licensing milestones; information with respect to future growth and growth strategies; anticipated trends in our industry; our future financing plans; timelines; currency fluctuations; government regulation; unanticipated expenses; commercial disputes or claims; limitations on insurance coverage or other reimbursement; and availability of cash flow to fund capital requirements.

Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "potential", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", "projects", or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "will", "should", "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable. We cannot assure you, however, that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, including those identified under "Item 1A. Risk Factors" and elsewhere in this Annual Report on Form 10-K and the other documents we file with the SEC and with the securities regulatory authorities in certain provinces of Canada, which contribute to the possibility that the predicted outcomes may not occur or may be delayed. The risks, uncertainties and other factors, many of which are beyond our control, that could influence actual results include, but are not limited to: the general business, market and economic conditions in the regions in which the we operate; significant capital requirements and operating risks that we may be subject to; our ability to implement business strategies and pursue business opportunities; volatility in the market price of our common shares; the state of the capital markets; the availability of funds and resources to pursue operations; inflation; reductions in reimbursement rates and audits of reimbursement claims by various governmental and private payor entities; dependence on few payors; possible new drug discoveries; dependence on key suppliers; granting of permits and licenses in a highly regulated business; competition; disruptions in or attacks (including cyber-attacks) on our information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which we are exposed; difficulty integrating newly acquired businesses; the impact of new and changes to, or application of, current laws and regulations; the overall difficult litigation and regulatory environment; increased competition; increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by us; our status as an emerging growth company and a smaller reporting company; and the occurrence of natural and unnatural catastrophic events or health epidemics or concerns, and claims resulting from such events or concerns, as well as other general economic, market and business conditions; and other factors beyond our control.

CURRENCY

References in this Annual Report on Form 10-K to "$", "US$" or "U.S. dollars" are to United States dollars. All dollar amounts herein are in United States dollars.

(Tabular amounts expressed in thousands of U.S. Dollars, except per share amounts)

PART I

Item 1. Business

Company Overview

Viemed Healthcare, Inc. (the "Company" or "Viemed"), through its subsidiaries, is a provider of home medical equipment ("HME") and post-acute respiratory healthcare services in the United States. The Company's service offerings are focused on effective in-home treatment with clinical practitioners providing therapy and counseling to patients in their homes using cutting edge technologies. The Company currently serves patients in all 50 states of the United States.

Viemed's primary objective is to focus on the growth of its business and thereby solidify its position as one of the largest providers of home therapy for patients suffering from respiratory diseases that require a high level of service, with such programs being designed specifically for payors to have the ability to treat patients in the home for less total cost and with a superior quality of care. Viemed's services include respiratory disease management, neuromuscular care, in-home sleep testing and sleep apnea treatment, oxygen therapy, respiratory equipment rentals, and healthcare staffing services.

Viemed expects to use a growth model whereby expansion is effectuated through existing service areas as well as in new regions through a cost efficient launch that reduces location expenses. Viemed expects that it will continue to employ more respiratory therapists ("RTs") in order to assure the high service model is accomplished in the home. By focusing overhead costs to personnel that service the patient rather than physical location costs, Viemed anticipates continuing to efficiently scale its business in regions that are currently not being effectively serviced.

The continued trend of servicing patients in the home rather than in hospitals is aligned with Viemed's business objectives and management anticipates that this trend will continue to offer growth opportunities for the Company. Viemed expects to continue to be a solution to the rising healthcare costs in the United States by offering more cost effective home based solutions while increasing the quality of life for patients fighting serious respiratory diseases.

Viemed focuses on disease management and improving the quality of life for respiratory patients through clinical excellence, education and technology. Its service offerings are based on effective home treatment with respiratory care practitioners providing therapy and counseling to patients in their homes using cutting edge technologies. Viemed also provides in-home sleep testing for sleep apnea sufferers and health care staffing services for healthcare facilities.

Viemed is one of the largest independent non-invasive ventilator providers in the United States with a service coverage area of all 50 states of the United States and intends to continue to grow rapidly through increased market penetration.

Corporate Information

Viemed Healthcare, Inc. is a holding company incorporated in British Columbia under the Business Corporations Act in December 2016. The common shares of Viemed trade on the Nasdaq Capital Market under the trading symbol "VMD". Viemed's registered and records office is located at Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7 Canada and its principal executive office is located at 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508.

Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge through our website (www.viemed.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the Securities and Exchange Commission. These reports and other information are also available, free of charge, at www.sec.gov. Information contained on any website referred to in this Annual Report on Form 10-K is not part of this Annual Report on Form 10-K.

(Tabular amounts expressed in thousands of U.S. Dollars, except per share amounts)

Products and Services

Viemed's services include the following:

- *Home Medical Equipment*: Viemed provides respiratory and other home medical equipment solutions (primarily through monthly rental arrangements), including home ventilation (invasive and non-invasive), BiPAP (bi-level positive airway pressure) and CPAP (continuous positive airway pressure) devices, percussion vests, oxygen concentrators, and other medical equipment. Revenue derived from the rental and sale of home medical equipment represented a combined 94.2% and 93.8%, respectively, of Viemed's 2023 and 2022 traditional revenue, excluding COVID-19 response sales and services. Viemed provides home medical equipment through the following service programs:
    - *Respiratory disease management*, including treatment of Chronic Obstructive Pulmonary Disease ("COPD"), aims to improve quality of life and reduce hospital readmissions by using proven methodology and leading technologies, such as non-invasive ventilation ("NIV"), percussion vests, and other therapies. Viemed provides ventilation (both invasive and non-invasive) and related equipment and supplies to patients suffering from COPD through a high-touch model.
    - *Neuromuscular care* is focused on helping neuromuscular patients breathe more comfortably while living an active, healthier life and uses respiratory therapy treatments which can lessen the effort required to breathe.
    - *Oxygen therapy* provides patients with extra oxygen, which is sometimes used to manage certain chronic health problems, including COPD. Oxygen therapy may be performed in the home or in another setting.
    - *Sleep apnea management* provides sleep solutions and/or equipment such as Positive Airway Pressure ("PAP"), the AutoPAP (automatic continuous positive airway pressure), and BiPAP machines.
- *In-home sleep testing*: Viemed provides in home sleep apnea testing services, which is an alternative to the traditional sleep lab testing environment.
- *Healthcare staffing*: Viemed provides healthcare staffing and recruitment services to supplement the workforce needs of third party healthcare facilities by utilizing its network of healthcare professionals.

Monthly rental revenue from ventilators represented approximately 59% and 68%, respectively, of Viemed's 2023 and 2022 traditional revenue, excluding COVID-19 response sales and services. While Viemed plans to continue investigating and introducing new complementary products and services and further expanding the coverage of existing products, home ventilation (both invasive and non-invasive) is expected to continue to represent the substantial majority of Viemed's revenue.

Patients suffering from neuromuscular or respiratory diseases experience severe difficulty in breathing and require assistance from a ventilator to effectively move air in and out of their lungs. Invasive and non-invasive ventilation differ in how the air is delivered to the person. Invasive ventilation delivers air via a tube inserted into the windpipe. Non-invasive ventilation delivers air through a sealed mask that can be placed over the mouth.

The Centers for Medicare and Medicaid Services ("CMS") Medicare National Coverage Determinations Manual stipulates that ventilators are covered for the treatment of conditions associated with neuromuscular diseases, thoracic restrictive diseases, and chronic respiratory failure consequent to chronic obstructive pulmonary disease. Ventilators are also included in Medicare's Frequently & Substantially Serviced payment category and are reimbursed under the Healthcare Common Procedure Coding System ("HCPCS") codes E0465 (invasive ventilation), E0466 (non-invasive ventilation) and E0467 (multi-function ventilation).

Viemed's patients are served by RTs who are each licensed members of the American Association for Respiratory Care ("AARC"). The RT licensure and AARC membership ensure that Viemed is able to provide patients with in-home respiratory care services, equipment setup, training, and on-call services with state-of-the-art clinical protocols. Additionally, Viemed's Chief Medical Officer, Dr. William Frazier, is a board certified pulmonary disease specialist and oversees clinical protocols.

Viemed sources hardware from vendors and pairs them with industry leading respiratory therapy. The emerging nature of the market presents risks that vendors may not be able to provide equipment to satisfy demand. Viemed has historically funded patient related capital expenditures through cash generated from operations or financing through an affiliate of its primary vendors. Additionally, Viemed patient related capital expenditures can be financed through its existing commercial credit facilities comprised of a revolving credit facility of up to $30.0 million, a delayed draw term loan facility of up to $30 million, and an accordion feature allowing the Company to increase the size of such facilities by up to an additional $30 million, subject to certain conditions, for a total borrowing capacity of up to $90 million.

Government Regulation

We are subject to extensive government regulation, including numerous laws directed at regulating reimbursement of our products and services under various government and commercial programs and preventing fraud and abuse, as more fully described below. We maintain certain safeguards intended to reduce the likelihood that we will engage in conduct or enter into arrangements in violation of these restrictions. Federal and state laws require that we obtain facility and other regulatory licenses and that we enroll as a supplier with federal and state health programs. Notwithstanding these measures, due to changes in and new interpretations of such laws and regulations, and changes in our business, among other factors, violations of these laws and regulations may still occur, which could subject us to: civil and criminal enforcement actions; licensure revocation, suspension, or non-renewal; severe fines and penalties; and even the termination of our ability to provide services, including those provided under certain government programs such as Medicare and Medicaid.

Centers for Medicare and Medicaid Services

CMS requires providers of products or services to attain and maintain accreditation in order to participate in federally funded healthcare programs. To attain and maintain accreditation, companies are required to institute policies and procedures that, among other things, formalize the interaction of the company with patients. Accrediting bodies that are approved by CMS will perform audits of these policies and procedures every three years. Should a company fall out of compliance with the requirements of the accrediting body, expulsion from the Medicare program could follow. In December 2008, we became a Durable, Medical Equipment, Prosthetics, Orthotics, and Supplies accredited Medicare supplier by the Accreditation Commission for Health Care for our solutions. Our Medicare accreditation must be renewed every three years through passage of an on-site inspection. We last renewed our accreditation with Medicare in August 2021. Maintaining our accreditation and Medicare enrollment requires that we comply with numerous business and customer support standards. If we are found to be out of compliance with accreditation standards, our enrollment status in the Medicare program could be jeopardized, up to and including termination.

CMS also requires that all durable medical equipment ("DME") providers who bill the Medicare program maintain a surety bond of $50,000 per National Provider Identifier ("NPI") number which Medicare has approved for billing privileges. We obtained surety bonds before the October 2009 deadline, and such bonds automatically renew annually.

In order to ensure that Medicare beneficiaries only receive medically necessary and appropriate items and services, the Medicare program has adopted a number of documentation requirements. For example, the DME Medicare Administrative Contractor ("MAC") Supplier Manuals provide that clinical information from the "patient's medical record" is required to justify the initial and ongoing medical necessity for the provision of DME. Some DME MACs, CMS staff and government subcontractors have taken the position, among other things, that the "patient's medical record" refers not to documentation maintained by the DME supplier but instead to documentation maintained by the patient's physician, healthcare facility or other clinician, and that clinical information created by the DME supplier's personnel and confirmed by the patient's physician is not sufficient to establish medical necessity. It may be difficult, and sometimes impossible, for us to obtain documentation from other healthcare providers. Moreover, auditors' interpretations of these policies are inconsistent and subject to individual interpretation. This is then translated to individual supplier error rates and aggregated into a Durable Medical Equipment, Prosthetics, Orthotics and Supplies ("DMEPOS") industry error rate, which is significantly higher than other Medicare provider/supplier types. High error rates lead to further audit activity and regulatory burdens. DME MACs continue to conduct extensive pre-payment and post-payment reviews across the DME industry and have determined a wide range of error rates. DME MACs have repeatedly cited documentation insufficiencies as the primary reason for claim denials. If these or other burdensome positions are generally adopted by auditors, DME MACs, other contractors or CMS in administering the Medicare program, we would have the right to challenge these positions as being contrary to law. If these interpretations of the documentation requirements are ultimately upheld, however, it could result in our making significant refunds and other payments to Medicare and our future revenues from Medicare may be significantly reduced. We have adjusted certain operational policies to address the current expectations of Medicare and its contractors. We cannot predict the adverse impact, if any, these interpretations of the Medicare documentation requirements or our revised policies might have on our operations, cash flow, and capital resources, but such impact could be material.

CMS maintains a Master List of Items Frequently Subject to Unnecessary Utilization. This list identifies items that could potentially be subject to prior authorization as a condition of Medicare payment. CMS has added home ventilators used with a non-invasive interface to the Master List of Items Frequently Subject to Unnecessary Utilization. If CMS requires prior authorization requirements for noninvasive home ventilation, it could materially impact our business.

(Tabular amounts expressed in thousands of U.S. Dollars, except per share amounts)

Competitive Bidding Process

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 required the Secretary of Health and Human Services ("HHS") to establish and implement programs under which competitive acquisition areas are established throughout the United States for purposes of awarding contracts for the furnishing of competitively priced items of durable medical equipment.

CMS conducts a competition for each competitive acquisition area under which providers submit bids to supply certain covered items of DME. Under the competitive bidding program, DME suppliers compete to become Medicare contract suppliers by submitting bids to furnish certain items in competitive bidding areas. As part of the competitive bidding process, single payment amounts (“SPAs”) replace the current Medicare DME fee schedule payment amounts for selected items in certain areas of the country. The SPAs are determined by using bids submitted by DME suppliers. In 2019, CMS included non-invasive ventilator products on the list of products subject to the competitive bidding program in Round 2021. On March 9, 2020, CMS announced that due to the COVID-19 pandemic, the United States President's exercise of the Defense Production Act, public concern regarding access to ventilators, and the non-invasive ventilators product category being new to the competitive bidding program, non-invasive ventilators were removed as a product category from Round 2021. On October 27, 2020, CMS announced that it had removed 13 of the 15 remaining product categories from Round 2021, including oxygen and PAP devices, because the payment amounts did not achieve expected savings. As a result of these announcements, we retain the ability to continue to furnish non-invasive ventilators and oxygen and PAP devices for all of our Medicare accredited areas. However, we are uncertain if non-invasive ventilators and oxygen and PAP devices will be included in future competitive bidding programs. The current Round 2021 contracts expired on December 31, 2023 and CMS has not announced a new round of competitive bidding. Historically, CMS announces new rounds of competitive bidding and starts the process approximately 18 months prior to the contract start date. We cannot predict the outcome of the competitive bidding process for contracted supplier selection or the impact of the competitive bidding process on reimbursements to our existing customers.

Licensure

Several states require that DME providers be licensed in order to sell products to patients in that state. Certain of these states require that durable medical equipment providers maintain an in-state location. Most of our state licenses are renewed on an annual basis. Although we believe we are in compliance with all applicable state regulations regarding licensure requirements, if we were found to be noncompliant, we could lose our licensure in that state, which could prohibit us from selling our current or future products to patients in that state. In addition, we are subject to certain state laws regarding professional licensure.

Accreditation

Many payors require accreditation under payor contracts. If we lose accreditation at any location, it could have an adverse impact on our reimbursement under payor contracts.

Fraud and Abuse Regulations

Federal Anti-Kickback and Self-Referral Laws. The Federal Anti-Kickback Statute, among other things, prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration, whether directly or indirectly and overtly or covertly, in return for, or to induce the referral of an individual for the:

- furnishing or arranging for the furnishing of items or services reimbursable in whole or in part under Medicare, Medicaid or other federal healthcare programs; or
- purchase, lease, or order of, or the arrangement or recommendation of the purchasing, leasing, or ordering of any item or service reimbursable in whole or in part under Medicare, Medicaid or other federal healthcare programs.

There are a number of narrow safe harbors to the Federal Anti-Kickback Statute. Such safe harbors permit certain payments and business practices that, although they would otherwise potentially implicate the Federal Anti-Kickback Statute, are not treated as an offense under the same if all of the requirements of the specific applicable safe harbor are met.

The Federal Anti-Kickback Statute applies to certain arrangements with healthcare providers, product end users and other parties, including marketing arrangements and discounts and other financial incentives offered in connection with the sales of our products. Although we believe that we have structured such arrangements to be in compliance with the Anti-Kickback Statute and other applicable laws, regulatory authorities may determine that our marketing, pricing, or other activities violate the Federal Anti-Kickback Statute or other applicable laws. Noncompliance with the Federal Anti-Kickback Statute can result in civil, administrative and/or criminal penalties, restrictions on our ability to operate in certain jurisdictions, and exclusion from participation in Medicare, Medicaid or other federal healthcare programs. In addition, to the extent we are found to not be in compliance, we may be required to curtail or restructure our operations. Any penalties, damages, fines, exclusions, curtailment or restructuring of our operations could adversely affect our ability to operate our business, our financial condition and our results of operations.

The Ethics in Patient Referrals Act, commonly known as the "Stark Law," prohibits a physician from making referrals for certain "designated health services" payable by Medicare to an entity, including a company that furnishes DME, in which the physician or an immediate family member of such physician has an ownership or investment interest or with which the physician has entered into a compensation arrangement, unless a statutory exception applies. Violation of the Stark Law could result in denial of payment, disgorgement of reimbursements received under a noncompliance arrangement, civil penalties, damages and exclusion from Medicare or other governmental programs. Although we believe that we have structured our provider arrangements to comply with current Stark Law requirements, these requirements are highly technical and there can be no guarantee that regulatory authorities will not determine or assert that our arrangements are in violation of the Stark Law and do not otherwise meet applicable Stark Law exceptions.

Additionally, because some of these laws continue to evolve, we lack definitive guidance as to the application of certain key aspects of these laws as they relate to our arrangements with providers with respect to patient training. We cannot predict the final form that these regulations will take or the effect that the final regulations will have on us. As a result, our provider arrangements may ultimately be found to be noncompliant with applicable federal law.

False statements. The federal false statements statute prohibits knowingly and willfully falsifying, concealing, or omitting a material fact or making any materially false statement in connection with the delivery of healthcare benefits, items, or services. In addition to criminal penalties, violation of this statute may result in collateral administrative sanctions, including exclusion from participation in Medicare, Medicaid and other federal healthcare programs.

Federal False Claims Act and Civil Monetary Penalties Law. The Federal False Claims Act ("FCA") provides, in part, that the federal government or a private party on behalf of the government may bring a lawsuit against any person whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim paid or to avoid, decrease or conceal an obligation to pay money to the federal government or who has knowingly retained an overpayment. In addition, amendments in 1986 to the Federal False Claims Act have made it easier for private parties to bring whistleblower lawsuits against companies. Further, on June 1, 2023, the United States Supreme Court issued a decision further clarifying the meaning of "knowingly" presenting a false claim for purposes of the FCA. This decision places newfound emphasis on the subjective beliefs of the person or entity making the claim, which may invite closer scrutiny of health care providers' subjective beliefs as to the compliance of claims submitted to governmental healthcare programs.

The Civil Monetary Penalties Law provides, in part, that the federal government may seek civil monetary penalties against any person who presents or causes to be presented claims to a Federal healthcare program that the person knows or should know is for an item or services that was not provided as claimed or is false or fraudulent, or the person has made a false statement or used a false record to get a claim paid. The federal government may also seek civil monetary penalties for a wide variety of other conduct, including offering remuneration to influence a Medicare or Medicaid beneficiary's selection of providers and violations of the Federal Anti-Kickback Statute.

Although we believe that we are in compliance with the Federal False Claims Act as well as the Civil Monetary Penalties Law, if we are found in violation of the same, we could be subject to various liabilities and penalties, including fines ranging from $13,946 to $27,894 for each false claim in violation of the Federal False Claims Act (as of 2023, and subject to annual adjustments for inflation) and varying amounts based on the type of violation of the Civil Monetary Penalties Law, plus up to three times the amount of damages that the federal government sustained because of the act of that person. In addition, the federal government may also seek exclusion from participation in all federal healthcare programs.

In addition, we bill Medicare Part B and other insurers directly for each sale to patients. As a result, we must comply with all laws, rules and regulations associated with filing claims with the Medicare program, including the Social Security Act, Medicare regulations, the Federal False Claims Act and the Civil Monetary Penalties Law, as well as a variety of additional federal and state laws. During an audit, insurers typically expect to find explicit documentation in the medical record to support a claim. Physicians and other clinicians, who are responsible for prescribing our products for patients, are expected to create and maintain the medical records that form the basis for the claims we submit to Medicare and other insurers. Any failure by physicians and other clinicians to properly document the medical records for patients using our products could invalidate claims, impair our ability to collect submitted claims and subject us to overpayment liabilities, Federal False Claims Act liabilities and other penalties including exclusion from the Medicare, Medicaid or private insurance programs.

To the extent we are found to not be in compliance with applicable federal and state laws and regulations, we may be required to curtail or restructure our operations. Any penalties, damages, fines, exclusions, curtailment or restructuring of our operations could adversely affect our ability to operate our business, our financial condition and our results of operations.

State fraud and abuse provisions. Many states have also adopted some form of anti-kickback and anti-referral laws and false claims acts that apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. In some states, these laws apply and we believe that we are in compliance with such laws. Nevertheless, a determination of liability under such laws could result in fines and penalties, as well as restrictions on our ability to operate in these jurisdictions.

The U.S. Foreign Corrupt Practices Act and Other Anti-Corruption Laws. We may be subject to a variety of domestic and foreign anti-corruption laws with respect to our regulatory compliance efforts and operations. The U.S. Foreign Corrupt Practices Act (the "FCPA") is a criminal statute that prohibits an individual or business from paying, offering, promising or authorizing the provision of money (such as a bribe or kickback) or anything else of value (such as an improper gift, hospitality, or favor), directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision in order to assist the individual or business in obtaining, retaining, or directing business or other advantages (such as favorable regulatory rulings). The FCPA also obligates companies with securities listed in the United States to comply with certain accounting provisions. Those provisions require a company such as ours to (i) maintain books and records that accurately and fairly reflect all transactions, expenses and asset dispositions, and (ii) devise and maintain an adequate system of internal accounting controls sufficient to provide reasonable assurances that transactions are properly authorized, executed and recorded. The FCPA is subject to broad interpretation by the U.S. government. The past decade has seen a significant increase in enforcement activity. In addition to the FCPA, there are a number of other federal and state anti-corruption laws to which we may be subject, including, the U.S. domestic bribery statute contained in 18 USC § 201 (which prohibits bribing U.S. government officials) and the U.S. Travel Act (which in some instances addresses private-sector or commercial bribery both within and outside the United States).

We could be held liable under the FCPA and other anti-corruption laws for the illegal activities of our employees, representatives, contractors, collaborators, agents, subsidiaries, or affiliates, even if we did not explicitly authorize such activity. Although we will seek to comply with anti-corruption laws, there can be no assurance that all of our employees, representatives, contractors, collaborators, agents, subsidiaries or affiliates will comply with these laws at all times. Violation of these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain governments or other persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. In addition, our directors, officers, employees, and other representatives who engage in violations of the FCPA and certain other anti-corruption statutes may face imprisonment, fines and penalties. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition and results of operations could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, financial condition and results of operations.

HIPAA. The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") established uniform standards governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of individually identifiable health information maintained or transmitted by healthcare providers, health plans and healthcare clearinghouses (collectively "covered entities"). The following standards have been promulgated under HIPAA's regulations:

- the Standards for Privacy of Individually Identifiable Health Information, which restrict the use and disclosure of individually identifiable health information, or "protected health information";
- the Standards for Electronic Transactions, which establish standards for common healthcare transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures;
- the Security Standards, which require covered entities to implement and maintain certain security measures to safeguard certain electronic health information, including the adoption of administrative, physical and technical safeguards to protect such information; and
- the breach notification rules, which require covered entitles to provide notification to affected individuals, the HHS and the media in the event of a breach of unsecured protected health information.

In 2009, Congress passed the American Recovery and Reinvestment Act of 2009 ("ARRA") which included sweeping changes to HIPAA, including an expansion of HIPAA's privacy and security standards. ARRA includes the Health Information Technology for Economic and Clinical Health Act of 2009 ("HITECH") which, among other things, made HIPAA's privacy and security standards directly applicable to business associates of covered entities. A business associate is a person or entity that performs certain functions or activities on behalf of a covered entity that involve the use or disclosure of protected health information. As a result, business associates are now subject to significant civil and criminal penalties for failure to comply with applicable standards. Moreover, HITECH creates a new requirement to report certain breaches of unsecured, individually identifiable health information and imposes penalties on entities that fail to do so. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney fees and costs associated with pursuing federal civil actions.

The 2013 final HITECH omnibus rule (the "HITECH Final Rule") modifies the breach reporting standard in a manner that makes more data security incidents qualify as reportable breaches. Any liability from a failure to comply with the requirements of HIPAA or the HITECH Act could adversely affect our financial condition. The costs of complying with privacy and security related legal and regulatory requirements are burdensome and could have a material adverse effect on our results of operations. The HITECH Final Rule will continue to be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us, as well as referring providers.

In addition to federal regulations issued under HIPAA, some states have enacted privacy and security statutes or regulations that, in certain cases, are more stringent than those issued under HIPAA. In those cases, it may be necessary to modify our planned operations and procedures to comply with the more stringent state laws. Most states have also adopted breach notification laws that require notification to affected individuals and certain state agencies if there is a security breach of certain individually-identifiable information. If we suffer a privacy or security breach, we could be required to expend significant resources to provide notification to the affected individuals and address the breach, as well as reputational harm associated with the breach. If we fail to comply with applicable state laws and regulations, we could be subject to additional sanctions. Any liability from failure to comply with the requirements of HIPAA, HITECH or state privacy and security statutes or regulations could adversely affect our financial condition. The costs of complying with privacy and security related legal and regulatory requirements are burdensome and could have a material adverse effect on our business, financial condition and results of operations.

General Regulatory Compliance and Health Care Reform

The evolving regulatory and compliance environment and the need to build and maintain robust systems to comply with different compliance or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may fail to comply fully with one or more of these requirements. If our operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to us, we may be subject to penalties, including potentially significant criminal and civil and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business, financial condition and our results of operations.

In March 2010, the Affordable Care Act ("ACA") was enacted into law in the United States. This healthcare reform, which included a number of provisions aimed at improving the quality and decreasing the cost of healthcare, has resulted in significant reimbursement cuts in Medicare payments to hospitals and other healthcare providers in the healthcare reimbursement system, evolving toward value- and outcomes-based reimbursement methodologies. It is uncertain what long-term consequences these provisions will have on patient access to new technologies and what impact these provisions will have on Medicare reimbursement rates. Other elements of the ACA, including comparative effectiveness research, an independent payment advisory board and payment systems reform, including shared savings pilots and other reforms, may result in fundamental changes to federal healthcare reimbursement programs. The Tax Cuts and Jobs Act of 2017 ("TCJA") repealed penalties for noncompliance with the requirement for insurance coverage known as the "individual mandate." This change could affect whether individuals enroll in health plans and could impact insurers with which we contract. Other changes to the ACA could impact the number of patients who have access to our products. Existing and additional legislative or administrative reforms, or any repeal of provisions, of the U.S. healthcare reimbursement systems may significantly reduce reimbursement or otherwise impact coverage for our medical devices, or adverse decisions relating to our products by administrators of such systems in coverage or reimbursement issues could have an adverse impact on our financial condition and results of operations.

Third-Party Reimbursement

In the United States and elsewhere, sales of medical devices depend in significant part on the availability of coverage and reimbursement to providers and patients from third-party payors. Third-party payors include private insurance plans and governmental programs. As with other medical devices, reimbursement for our products can differ significantly from payor to payor, and our products are not universally covered by third-party commercial payors. Further, third-party payors continually review existing technologies for continued coverage and can, with limited notice, deny or reverse coverage for existing products.

Two principal governmental third-party payors in the United States are Medicare and Medicaid. Medicare is a federal program that provides certain medical insurance benefits to persons age 65 and over, certain disabled persons and others. In contrast, Medicaid is a medical assistance program jointly funded by federal and state governments to serve certain individuals and families with low incomes and who meet other eligibility requirements. Each state administers its own Medicaid program which determines the benefits made available to the Medicaid recipients in that state. The Medicare and Medicaid statutory framework is subject to administrative rulings, interpretations and discretion that affect the amount and timing of reimbursement made under Medicare and Medicaid.

CMS, which is the agency within the HHS that administers both Medicare and Medicaid, has the authority to decline to cover particular products or services if it determines that they are not "reasonable and necessary" for the treatment of Medicare beneficiaries. A coverage determination for a product, which establishes the indications that will be covered, and any restrictions or limitations, can be developed at the national level by CMS through a National Coverage Determination ("NCD") or at the local level through a Local Coverage Determination ("LCD") by a regional DME MAC. CMS could issue new NCDs or the regional DME MACs could issue LCDs related to a full range of respiratory DME products. If such NCDs or LCDs are issued or revised, they could significantly alter the coverage under Medicare and materially impact our business.

With respect to our ventilator products, an NCD for the DME Reference List, which has been effective since April 1, 2003, indicates that ventilators, including our products, are covered for the treatment of neuromuscular diseases, thoracic restrictive diseases, and chronic respiratory failure consequent to chronic obstructive pulmonary disease. While the NCD for the DME Reference List has been updated, no separate NCD has been issued for ventilators. Monthly rental revenue from ventilators represented approximately 59% and 68%, respectively, of traditional revenue, excluding COVID-19 response sales and services, for 2023 and 2022. Medicare Administrative Contractors responsible for processing durable medical equipment claims have issued LCDs for Respiratory Assist Devices ("RADs") which contain language describing an overlap in conditions used to determine coverage for RADs and ventilator devices. These LCDs state that the treatment plan for any individual patient, including the determination to use a ventilator or a BiPAP, may vary and will be made based upon the specifics of each individual beneficiary's medical condition. Due to this variability, determinations of coverage for our ventilator products are subject to scrutiny of individual medical records and claims. Revenues from Medicare and Medicaid accounted for 46% and 56%, respectively, of traditional revenue, excluding COVID-19 response sales and services, for the years ended December 31, 2023 and 2022.

Because Medicare criteria is extensive, we have a team dedicated to educating prescribers to help them understand how Medicare policy affects their patients and the medical record documentation needed to meet both NCD and LCD requirements. We maintain open communication with physician key opinion leaders and with Medicare Administrative Contractors to provide data as it becomes available that could potentially influence coverage decisions. We also continue to closely monitor our Medicare business to identify trends that could have a negative impact on certain Medicare patients' access to our products, which in turn could have an adverse effect on our business and results of operations.

Commercial payors that reimburse for our products do so in a variety of ways, depending on the insurance plan's policies, employer and benefit manager input, and contracts with their provider network. Moreover, Medicaid programs and some commercial insurance plans, especially Medicare Advantage plans (commercial insurers that are administering Medicare benefits to certain beneficiaries), are frequently influenced by Medicare coverage determinations. In working with payors who follow Medicare criteria, we have focused on clear communications with insurers to ensure mutual understanding of criteria interpretation, which differs significantly among the plans from very restrictive to quite lenient, and we then work closely with prescribers to educate them accordingly. While this approach has had positive impact, we do not know if or when additional payors may adopt the LCD criteria nor do we know how they will choose to interpret it.

We believe a reduction or elimination of coverage or reimbursement of our products by Medicare would likely cause some commercial third-party payors to implement similar reductions in their coverage or reimbursement of our products. If we are unable to expand coverage of our products by additional commercial payors, or if third-party payors that currently cover or reimburse for our products reverse or limit their coverage in the future, our business and results of operations could be adversely affected.

(Tabular amounts expressed in thousands of U.S. Dollars, except per share amounts)

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation. We will remain an “emerging growth company” until the earliest of (i) the last day of our fiscal year in which we have total annual gross revenues of $1.07 billion (as such amount is indexed for inflation every five years by the SEC to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest $1 million) or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”); (iii) the date on which we have, during the prior three-year period, issued more than $1 billion in non-convertible debt; and (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

We cannot predict if investors will find our common shares less attractive to the extent we rely on the exemptions available to emerging growth companies. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may choose to take advantage of such extended transition period.

Competition

The respiratory care industry is highly competitive. While Viemed is one of the top providers of NIV and related services in the United States, its current competitors may gain market share, and any new entrants, with greater financial and technical resources, may provide additional competition. Accordingly, there can be no assurance that Viemed will be able to grow its operations organically to meet the competitive environment.

Significant Customers

For the years ended December 31, 2023 and 2022, Viemed had no customers that accounted for 10% or more of its consolidated revenue streams.

Viemed earns revenues by seeking reimbursement from Medicare and private health insurance companies, with the Medicare program of the United States government being the primary entity making payments. If the Medicare program were to slow payments of Viemed receivables for any reason, Viemed would be adversely impacted.

A majority of the Company’s revenues are derived from the fee-for-service pricing guidelines set by CMS. These pricing guidelines are subject to change at the discretion of CMS.

Employees

At December 31, 2023, Viemed had 996 permanent employees, in addition to temporary employees and independent contractors engaged through the Company's healthcare staffing and recruitment services to supplement the workforce needs of third party healthcare facilities.

Item 1A. Risk Factors

Risks Related to Our Industry and Business

We compete against companies that have longer operating histories and greater resources, which may result in reduced profit margins and loss of market share.

The respiratory care industry is highly competitive and dynamic and may become more competitive as new players enter the market. Certain competitors will be subsidiaries or divisions of larger, much better capitalized companies. Certain competitors will have vertically integrated manufacturing and services sectors of the market. We may have less capital and may encounter greater operational challenges in serving the market. Better capitalized competitors may also be able to borrow money or raise debt to purchase equipment more easily than us. Potential competitors could have significantly greater financial, research and development, manufacturing, and sales and marketing resources than we have and could utilize their greater resources to acquire or develop new technologies or products that could effectively compete with our existing products. Additionally, demand for our home monitoring services and other services could be diminished by equivalent or superior products and services developed by competitors. Competing in these markets could result in price-cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations.

Reductions in reimbursement rates may have a materially adverse impact on the profitability of our operations.

Reimbursement for our services primarily comes from governmental healthcare programs, such as Medicare and Medicaid, and private health insurance companies, and our ability to sell our products and services depends in large part on the extent to which coverage and adequate reimbursement for our products and services are and will continue to be available. The reimbursement rates offered are outside of our control. The CARES Act previously introduced a blended rate for HME furnished in non-rural or contiguous non-competitive bidding areas that is based on 75% of the adjusted fee schedule amount and 25% of the unadjusted fee schedule amount. The 75/25 blended Medicare reimbursement rate expired on December 31, 2023, reverting to rates in place prior to the implementation of the 75/25 blend, adjusted for inflation. This change may lead to reduced reimbursement for competitive bid products and services in specific markets where we operate.

Reimbursement rates for our services, like much of the United States healthcare market, are subject to reductions. We cannot predict the extent and timing of any reduction in reimbursement rates and we cannot assure you that coverage and reimbursement will be available for our products or services, that reimbursement amounts will be adequate, or that reimbursement amounts, even if initially adequate, will not be subsequently reduced.

Reductions in reimbursement rates, if they occur, may have a material adverse impact on the profitability of our operations. A reduction in reimbursement without a concurrent decline in the cost of operations, may result in reduced profitability. Our costs of operations could increase, but we may be unable to pass on the cost increases to customers because reimbursement rates are set without regard to the cost of service, also resulting in reduced profitability.

Our reliance on only a few sources of reimbursement for our services could result in delays in reimbursement, which could adversely affect cash flow and revenues.

We earn revenues by seeking reimbursement for our products and services from governmental healthcare programs and private health insurance companies, primarily from the federal Medicare program. If the Medicare program were to slow payments of our receivables for any reason, we would be adversely impacted. In addition, both governmental healthcare programs and private health insurance companies may seek ways to avoid or delay reimbursement, which could adversely affect our cash flow and revenues.

Our dependence on key suppliers puts us at risk of interruptions in the availability of the equipment we need for our services, which could reduce our revenue and adversely affect our results of operations.

We require the timely delivery of a sufficient supply of equipment we use to perform our home treatment of patients. Our dependence on third-party suppliers involves several additional risks, including limited control over pricing, availability, quality and delivery schedules. In addition, there are a limited number of manufacturers of the equipment used for home treatment of patients with ventilation respiratory therapy, which has been further exacerbated by Philips Respironics' January 2024 decision to discontinue of many of its respiratory products. Dependence on only a few manufacturers presents risks that suppliers may not be able to provide or adequately provide sufficient equipment to satisfy demand. Demand may also outstrip supply, leading to equipment shortages that could adversely affect our operations. Inadequate supply could also impair our ability to attract new business and could create upward pricing pressure on equipment and supplies, adversely affecting our margins. Conversely, incorrect demand forecasting could lead to excess inventory, which we may not be able to sell. If we fail to achieve certain volume of sales, prices of ventilators may increase, leading to reduced revenue and profitability. The industry is subject to a high level of regulatory scrutiny, and government or manufacturer recalls could adversely affect our ability to provide products and services and achieve revenue targets. Additionally, the market for financing ventilators and other supplies we need could be more difficult in the future.

On June 14, 2021, Royal Philips ("Philips"), one of our largest suppliers of BiPAP and CPAP and mechanical ventilator devices, initiated a voluntary recall notification with the U.S. Food and Drug Administration ("FDA") for certain Philips BiPAP and CPAP and mechanical ventilator devices that we distribute and sell. Philips initiated this recall to address potential health risks related to the polyester-based polyurethane ("PE-PUR") sound abatement foam component in these devices. The PE-PUR sound abatement foam, which is used to reduce sound and vibration in these affected devices, may break down and potentially enter the device's air pathway and may off-gas certain chemicals. If this occurs, black debris from the foam or certain chemicals released into the device's air pathway may be inhaled or swallowed by the person using the device. In July 2021, the FDA identified the Philips recall as a Class I recall, the most serious type of recall. Patients using these devices have been instructed to contact their health care provider and doctor about a suitable treatment for their condition. As of December 2023, Philips has announced remediation of 99% of actionable sleep therapy device registrations.

We cannot predict the potential legal, regulatory, and financial risks that may arise out of the recall. For example, we may be asked to notify patients of the recall, retrieve recalled devices from patients, and/or provide replacement devices, resulting in additional unreimbursed costs. Some patients may discontinue use of their device, which could affect our ability to continue billing for service. Viemed has been named in and may be subject to future litigation related to the recall, including individual and putative class action claims related to personal injury for devices affected by the recall as well as claims regarding repair and replacement of devices affected by the recall. Viemed cannot predict what additional actions will be required of the Company by the FDA or other state or federal agencies related to the recall.

We conduct all of our operations through our United States subsidiaries and our ability to extract value from these subsidiaries may be limited.

We conduct all of our operations through our United States subsidiaries. Therefore, to the extent of these holdings, we (directly and indirectly) will be dependent on the cash flows of these subsidiaries to meet our obligations. The ability of such subsidiaries to make payments to their parent companies may be constrained by a variety of factors, including, the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which each subsidiary operates, and the introduction of exchange controls or repatriation restrictions or the availability of hard currency to be repatriated. Additionally, our subsidiaries are restricted from making distributions to us by our existing commercial credit facilities, subject to certain exceptions.

The failure to attract or to retain management or key operating personnel, including directors, could adversely affect operations.

Our success to date has depended, and will continue to depend, largely on the skills and efforts of our management team, including our ability to interpret market data correctly and to interpret and respond to economic, market and other conditions in order to locate and adopt appropriate opportunities. We are also dependent on the services of key executives, including our directors and a small number of highly skilled and experienced executives and personnel. Due to our relatively small size, the loss of a key individual on our management team or our inability to attract and retain additional highly skilled employees and suitably qualified staff could have a material adverse impact on our business and future operations. No assurance can be given that individuals with the required skills will continue employment with us or that replacement personnel with comparable skills can be found.

We have significant ongoing capital expenditure requirements. If we are unable to obtain necessary capital on favorable terms or at all, we may not be able to execute on our business plans and our business, financial condition, results of operations, cash flows and prospects may be adversely affected.

Our development and the business (including acquisitions) may require additional financing, which may involve high transaction costs, dilution to shareholders, high interest rates or unfavorable terms and conditions. Failure to obtain sufficient financing may result in the delay or indefinite postponement of our business plans and our business, financial condition, results of operations and prospects may be adversely affected. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to us.

We are subject to the risks of litigation and governmental proceedings, which could adversely affect our business.

We are, and in the future may be, subject to legal and governmental proceedings and claims. The parties in such legal actions may seek amounts from us that may not be covered in whole or in part by insurance. Defending ourselves against such legal actions could result in significant costs and could require a substantial amount of time and effort by our management team. We cannot predict the outcome of litigation or governmental proceedings to which we are a party or whether we will be subject to future legal actions. As a result, the potential costs associated with legal actions against us could adversely affect our business, financial condition, results of operations, cash flows or prospects.

Insurance and claims expenses could significantly reduce our profitability.

Our business is subject to a number of risks and hazards generally. Such occurrences could result in damage to property, inventory, facilities, personal injury or death, damage to our properties, or the properties of others, monetary losses and possible legal liability. We may be subject to product liability and medical malpractice claims, which may adversely affect our operations. Our industry is highly regulated, and may be subject to regulatory scrutiny for violations of regulations and laws. We could be adversely affected by the time and cost involved with regulatory investigations even if we have operated in compliance with all laws. Investigations could also adversely affect the timely payment of receivables.

Although we maintain insurance to protect against certain risks in such amounts as we consider to be reasonable, our insurance will not cover all the potential risks associated with our operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. We might also become subject to liability which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively.

In the ordinary course of our business, we receive certain personal information, in both physical and electronic formats, about our patients, our employees, and our vendors. We maintain substantial security measures and data backup systems to protect, store, and prevent unauthorized access to such information. Nevertheless, it is possible that computer hackers and others (through cyberattacks, which are rapidly evolving and becoming increasingly sophisticated, or by other means) might defeat our security measures in the future and obtain the personal information of customers, their loved ones, our employees, and our vendors that we hold. If we fail to protect this information, we could experience significant costs and expenses as well as damage to our reputation. Additionally, legislation relating to cybersecurity threats could impose additional requirements on our operations.

Our ability to manage and maintain our internal reports effectively and integration of new business acquisitions depends significantly on our enterprise resource planning system and other information systems. Some of our information technology systems may experience interruptions, delays or cessations of service or produce errors in connection with ongoing systems implementation work. The failure of our systems to operate effectively or to integrate with other systems, or a breach in security or other unauthorized access of these systems, may also result in reduced efficiency of our operations and could require significant capital investments to remediate any such failure, problem or breach and to comply with applicable regulations, all of which could adversely affect our business, financial condition and results of operations.

Disruptions in the credit and financial markets may have an adverse impact on our ability to obtain capital and financing for our operations.

Market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede our access to capital or increase the cost of capital. These disruptions could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining, capital and financing for our operations. Access to additional capital may not be available to us on terms acceptable to us, or at all.

Our strategic growth plan, which involves the acquisition of other businesses, may not succeed.

Our strategic growth plan calls for significant growth in our business over the next several years through an increase in our density in select markets where we are established as well as the expansion of our geographic footprint into new markets. This growth would place (and has placed) significant demands on our management team, systems, internal controls and financial and professional resources. As a result, we could be required to incur (and have incurred) expenses for hiring additional qualified personnel, retaining professionals to assist in developing the appropriate control systems and expanding our information technology infrastructure. If we are unable to effectively manage growth, our financial results could be adversely impacted.Our strategic growth plan contemplates continued growth from future acquisitions of home medical equipment and service providers. We may face increased competition for attractive acquisition candidates, which may limit the number of acquisition opportunities available to us or lead to the payment of higher prices for acquisitions. Without successful acquisitions, our future growth rate could decline. In addition, we cannot guarantee that any future acquisitions, if consummated, will result in further growth.

The integration of acquisitions requires significant attention from management, may impose substantial demands on our operations or other projects and may impose challenges on us including, but not limited to, consistencies in business standards, procedures, policies and business cultures. We cannot assure you that any future acquisitions, if consummated, will result in further growth. Specific integration risks relating to our acquisition of other businesses may include: difficulties related to combining previously separate businesses into a single unit, including patient transitions, product and service offerings, distribution and operational capabilities and business cultures; availability of financing to the extent needed to fund acquisitions; customer loss and other general business disruption; managing the integration process while completing other independent acquisitions or dispositions; diversion of management's attention from day-to-day operations; assumption of liabilities of an acquired business, including unforeseen or contingent liabilities or liabilities in excess of the amounts estimated; failure to realize anticipated benefits and synergies, such as cost savings and revenue enhancements; potentially substantial costs and expenses associated with acquisitions and dispositions; and failure to retain and motivate key employees difficulties in establishing and applying our internal control over financial reporting and disclosure controls and procedures to an acquired business.

We may be negatively impacted by inflation.

Current and anticipated inflationary effects may have an adverse effect on our business and be influenced by various factors, including general cost increases, disruptions in our supply chain, and governmental stimulus or fiscal policies. The services and products we provide to patients are subject to fluctuations based on the costs of materials, labor, and transportation, including fuel expenses. The rising costs of our services and products can be attributed, in part, to increased shipping expenses and general inflationary trends. Moreover, there is uncertainty regarding our ability to pass on these increased costs to customers to mitigate inflationary pressures. Sustained increases in inflation could impact the overall demand for our products and services, as well as our labor, equipment, and product costs, potentially affecting our profit margins. This, in turn, could have adverse consequences for our business, financial position, results of operations, and cash flows. Despite recent inflationary trends, we cannot accurately predict whether these patterns will persist. Future volatility in general price inflation and its impact on material availability, shipping, warehousing, and operational overhead could further impact financial results. We attempt to address these pressures through our inflation-linked reimbursement contracts, negotiation, leveraging our purchasing power and embracing technology, such as our proprietary clinical management platform.

Risks Relating to Government Regulation

Healthcare reform legislation may affect our business.

Healthcare reform laws significantly affect the U.S. healthcare services industry. In recent years, many legislative proposals have been introduced or proposed in Congress and in some state legislatures that would affect major changes in the healthcare system, either nationally or at the state level. At the federal level, Congress has continued to propose or consider healthcare budgets that substantially reduce payments under the Medicare and Medicaid programs. See "Business–Government Regulation" in Item 1 for more information. The ultimate content, timing or effect of any healthcare reform legislation and the impact of potential legislation on us is uncertain and difficult, if not impossible, to predict. That impact may be material to our business, financial condition or results of operations.

We are subject to extensive federal and state regulation, and if we fail to comply with applicable regulations, we could suffer severe criminal or civil sanctions or be required to make significant changes to our operations that could adversely affect our business, financial condition and operating results.

The federal government and all states in which we currently operate regulate various aspects of our business. Our operations also are subject to state laws governing, among other things, distribution of medical equipment and certain types of home health activities, and we are required to obtain and maintain licenses in each state to act as a DME supplier. Additionally, accreditation is required by many payors. If we fail to obtain or maintain any required accreditation, it could have an adverse impact on our business.

As a healthcare provider participating in governmental healthcare programs, we are subject to laws directed at preventing fraud, waste, and abuse, which subject our marketing, billing, documentation and other practices to government scrutiny. These include specific requirements imposed by the DME MAC Supplier Manuals. To ensure compliance with Medicare and Medicaid requirements and other federal and state regulations, government agencies or their contractors often conduct routine audits and request customer records and other documents to support our claims submitted for payment of services rendered. Government agencies or their contractors also periodically open investigations and obtain information from healthcare providers. Violations of federal and state regulations can result in severe criminal, civil and administrative penalties, damages, and sanctions, including debarment, suspension or exclusion from Medicare, Medicaid and other government reimbursement programs, any of which would have a material adverse effect on our business.

We expect the federal and state governments to continue their efforts to contain growth in Medicaid expenditures, which could adversely affect our revenue and profitability.

Medicaid spending has increased rapidly in recent years, becoming a significant component of state budgets. This, combined with slower state revenue growth, has led both the federal government and many states to institute measures aimed at controlling the growth of Medicaid spending, and in some instances reducing aggregate Medicaid spending. We expect these state and federal efforts to continue for the foreseeable future. Furthermore, not all of the states in which we operate have elected to expand Medicaid coverage as part of federal healthcare reform legislation. There can be no assurance that any state Medicaid program, on the current terms or otherwise, will continue for any particular period of time beyond the foreseeable future. If Medicaid reimbursement rates are reduced or fail to increase as quickly as our costs, or if there are changes in the rules governing the Medicaid program that are disadvantageous to our businesses, our business and results of operations could be materially and adversely affected.

Revenue we receive from third-party payors as well as Medicare and Medicaid is subject to potential retroactive reduction.

Payments we receive from governmental healthcare programs, including Medicare and Medicaid, and private third-party payors can be retroactively adjusted after examination during the claims settlement process or as a result of post-payment audits and subsequent recoupment. Governmental healthcare programs and third-party payors may disallow, in whole or in part, our requests for reimbursement, or recoup amounts previously reimbursed, based on determinations by the payors or their third-party audit contractors that certain costs are not reimbursable because either adequate or additional documentation was not provided or because certain services were not covered or were deemed not to be medically necessary. Significant adjustments, recoupments or repayments of our Medicare or Medicaid revenue, and the costs associated with complying with investigative audits by regulatory and governmental authorities and private third-party payors, could materially and adversely affect our financial condition, results of operations and cash flows.

Additionally, from time to time we become aware, based on information provided by third parties and/or the results of internal audits, of payments from such payor sources that were either wholly or partially in excess of the amount that we should have been paid for the service provided. Overpayments may result from a variety of factors, including insufficient documentation supporting the services rendered or medical necessity or other failures to document satisfaction of the applicable conditions of payment. We are required by law in most instances to refund the full amount of the overpayment after becoming aware of it, and failure to do so within requisite time limits imposed by law could lead to significant fines and penalties being imposed on us.

Furthermore, our initial billing of and payments for services that are unsupported by the requisite documentation and satisfaction of any other conditions of payment, regardless of our awareness of the failure at the time of the billing or payment, could expose us to significant fines and penalties. We could also be subject to exclusion from participation in the Medicare or Medicaid programs in some circumstances as well, in addition to any monetary or other fines, penalties or sanctions that we may incur under applicable federal and/or state law. Our repayment of any such amounts, as well as any fines, penalties or other sanctions that we may incur, could be significant and could have a material and adverse effect on our financial condition, results of operations and cash flows.

From time to time we are also involved in external governmental investigations, audits and reviews. Reviews, audits and investigations of this sort can lead to government actions, which can result in recoupment of reimbursement, civil or criminal fines or penalties, or other sanctions, including restrictions or changes in the way we conduct business, loss of licensure or exclusion from participation in government healthcare programs. Failure to comply with applicable laws, regulations and rules could have a material and adverse effect on our financial condition, results of operations and cash flows. Furthermore, responding to governmental investigations, audits and reviews can also require us to incur significant legal and document production expenses, regardless of whether the particular investigation, audit or review leads to identification of underlying noncompliance or wrongdoing.

As a result of increased post-payment reviews of claims we submit to Medicare and Medicaid for our services, we may incur additional costs and may be required to repay amounts already paid to us.

We are subject to regular post-payment inquiries, investigations and audits of claims we submit to Medicare and Medicaid for payment for our services. These post-payment reviews have increased as a result of government cost-containment initiatives. These additional post-payment reviews may require us to incur costs to respond to requests for records and to pursue the reversal of payment denials, and ultimately may require us to refund amounts paid to us by Medicare or Medicaid that are determined to have been overpaid.

For a further description of this and other laws and regulations involving governmental reimbursements, see "Business— Government Regulation" in Item 1.

An economic downturn, state budget pressures, sustained unemployment and continued deficit spending by the federal government may result in a reduction in reimbursement and covered services.

An economic downturn could have a detrimental effect on our revenues. Historically, state budget pressures have translated into reductions in state spending. Given that Medicaid outlays are a significant component of state budgets, we can expect continuing cost containment pressures on Medicaid outlays for our services in the states in which we operate. In addition, an economic downturn, coupled with sustained unemployment, may also impact the number of enrollees in managed care programs as well as the profitability of managed care companies, which could result in reduced reimbursement rates.

The existing federal deficit, as well as deficit spending by federal and state governments as the result of adverse economic developments or other reasons, can lead to continuing pressure to reduce governmental expenditures for other purposes, including government-funded programs in which we participate, such as Medicare and Medicaid. Such actions in turn may adversely affect our operations and revenue.

Delays in reimbursement due to state budget deficits may increase in the future, adversely affecting our liquidity.

There is a delay between the time that we provide services and the time that we receive reimbursement or payment for these services. Many of the states in which we operate are operating with budget deficits for their current fiscal year. These and other states may in the future delay reimbursement, which would adversely affect our liquidity. In addition, from time to time, procedural issues require us to resubmit claims before payment is remitted, which contributes to our aged receivables. Additionally, unanticipated delays in receiving reimbursement from state programs due to changes in their policies or billing or audit procedures may adversely impact our liquidity and working capital. We fund operations primarily through the collection of accounts receivable.

Delays in reimbursement due to claims submission reimbursement processes may cause liquidity problems.

There are delays in reimbursement from the time we provide services to the time we receive reimbursement or payment for these services. Delays may result from changes by third-party payors to data submission requirements or requests by fiscal intermediaries for additional data or documentation, among other issues. If we have information system problems or issues that arise with Medicare or Medicaid or private health insurers, we may encounter delays in our payment cycle. Such timing delays may cause working capital shortages. Working capital management, including prompt and diligent billing and collection, is an important factor in our results of operations and liquidity. System problems, Medicare or Medicaid issues or industry trends may extend our collection period, adversely impact our working capital. Our working capital management procedures may not successfully negate this risk. There are often timing delays when attempting to collect funds from Medicaid programs. Delays in receiving reimbursement or payments from these programs may adversely impact our working capital.

We depend in part upon reimbursement by third-party payors.

A substantial portion of our revenues are derived from private and governmental third-party payors. In 2023, approximately 54% of our revenues were derived collectively from managed care plans, commercial health insurers, workers' compensation payors, and other private pay revenue sources while approximately 46% of our revenues were derived from Medicare and Medicaid. Initiatives undertaken by industry and government to contain healthcare costs affect our profitability. These payors attempt to control healthcare costs by contracting with healthcare providers to obtain services on a discounted basis. We believe that this trend will continue and may limit reimbursement for healthcare services. Additionally, from time to time our contracts with payors are terminated, amended or renegotiated, sometime unilaterally through policies. If insurers or managed care companies from whom we receive substantial payments were to terminate, amend or renegotiate contracts or reduce the amounts they pay for services, our profit margins may decline, or we may lose patients if we choose not to renew our contracts with these insurers at lower rates.

We face inspections, reviews, audits and investigations under federal and state government programs and contracts. These audits could have adverse findings that may negatively affect our business.

As a result of our participation in the Medicare and Medicaid programs, we are subject to various governmental inspections, reviews, audits and investigations to verify our compliance with these programs and applicable laws and regulations. Private health insurers may also reserve the right to conduct audits. An adverse inspection, review, audit or investigation could result in:

- refunding amounts we have been paid pursuant to the Medicare or Medicaid programs or from private health insurers;
- state or federal agencies imposing fines, penalties and other sanctions on us;
- temporary suspension of payment for new patients;
- decertification or exclusion from participation in the Medicare or Medicaid programs or one or more managed care payor networks;
- damage to our reputation; and
- loss of certain rights under, or termination of, our contracts with private health insurers.

If adverse inspections, reviews, audits or investigations occur and any of the results noted above occur, it could have a material adverse effect on our business and operating results.

We are subject to extensive federal and state laws and regulations relating to the privacy and security of protected health information and failure to comply with such laws may increase our operational costs.

HIPAA privacy and security regulations establish a complex regulatory framework governing the use and disclosure of protected health information ("PHI"), including, for example, the circumstances under which uses and disclosures of PHI are permitted or required without a specific authorization by the patient; a patient's right to access, amend and receive an accounting of certain disclosures of PHI; the content of notices of privacy practices describing how PHI is used and disclosed and individuals' rights with respect to their PHI; and implementation of administrative, technical and physical safeguards to protect privacy and security of PHI. The federal privacy regulations restrict our ability to use or disclose certain individually identifiable patient health information, without patient authorization, for purposes other than payment, treatment or healthcare operations (as defined by HIPAA), except for disclosures for various public policy purposes and other permitted purposes outlined in the privacy regulations. The HIPAA privacy and security regulations do not supersede state laws that may be more stringent; therefore, we are required to comply with both federal privacy and security regulations and varying state privacy and security laws and regulations.

The HIPAA privacy and security regulations also require healthcare providers like us to notify affected individuals, the HHS Secretary, and in some cases, the media, when PHI has been "breached", as defined by HIPAA. Many states have similar breach notification laws. We have established policies and procedures in an effort to ensure compliance with the HIPAA privacy and security regulations and similar state laws. However, if there is a breach, we may be required to incur costs to mitigate and remediate the impact of the breach on affected individuals, and therefore could incur substantial operational and financial costs related to such mitigation and remediation. Additionally, HIPAA, and its implementing regulations provide for significant civil fines, criminal penalties, and other sanctions for failure to comply with the privacy, security, and breach notification rules, including for wrongful or impermissible use or disclosure of PHI. Although HIPAA regulations do not expressly provide for a private right of action for damages, we could incur damages under state laws to private parties for the wrongful or impermissible use or disclosure of confidential health information or other private personal information. Additionally, HIPAA allows state Attorneys General to bring an action against a covered entity, such as us, for a violation of HIPAA. We insure some of our risk with respect to HIPAA security breaches, but operational costs and penalties associated with HIPAA breaches easily could exceed our insured limits.

HIPAA regulations impose additional requirements, restrictions and penalties on covered entities and their business associates to, among other things, deter breaches of security. Our electronic health records system is periodically modified to meet applicable security standards. Despite the implementation of various security measures by us, our infrastructure may be vulnerable to computer viruses, break-ins and other disruptive problems inadvertently introduced by authorized users such as employees and clients, or purposefully targeted by hackers and other cybercriminals which could lead to interruption, delays or cessation in service to our clients. Further, such incidents, whether electronic or physical, could jeopardize the security of confidential information, including PHI and other sensitive information stored in our computer systems related to clients, patients, and other parties connected through us, which may deter potential clients and give rise to uncertain liability to parties whose security or privacy has been infringed. A significant security breach could result in fines, loss of clients, damage to our reputation, direct damages, costs of repair and detection, costs to remedy the breach, government penalties, and other expenses. We insure some of our risk with respect to security breaches but the occurrence of any of the foregoing events could have a material adverse effect on our business, results of operations and our financial condition.

Our products may be subject to future rounds of Medicare's Competitive Bidding Program, which may negatively affect our business and financial condition.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 required the HHS to establish and implement programs under which competitive acquisition areas are established throughout the United States for purposes of awarding contracts for the furnishing of competitively priced items of DME.

CMS, the agency responsible for administering the Medicare program, conducts a competition for each competitive acquisition area under which providers submit bids to supply certain covered items of DME. Under the competitive bidding program, DME suppliers compete to become Medicare contract suppliers by submitting bids to furnish certain items in competitive bidding areas. As part of the competitive bidding process, SPAs replace the current Medicare DME fee schedule payment amounts for selected items in certain areas of the country. The SPAs are determined by using bids submitted by DME suppliers.

Successful bidders must meet certain program quality standards in order to be awarded a contract and only successful bidders can supply the covered items to Medicare beneficiaries in the acquisition area. There are, however, regulations in place that allow non-contracted providers to continue to provide products and services to their existing customers at the new competitive bidding payment amounts. The contracts are expected to be re-bid every three years. CMS is required to award contracts to multiple entities submitting bids in each area for an item or service, but has the authority to limit the number of contractors in a competitive acquisition area as necessary to meet projected demand.

In 2019, CMS announced the inclusion of non-invasive ventilator products on the list of products subject to the competitive bidding program in Round 2021 which covers the period of January 1, 2021 through December 31, 2023. Rental revenue from ventilator products represents a significant portion of our revenue (approximately 59.2% of total revenue in 2023). On March 9, 2020, CMS announced that due to the COVID-19 pandemic, the United States President's exercise of the Defense Production Act, public concern regarding access to ventilators, and the non-invasive ventilators product category being new to the competitive bidding program, non-invasive ventilators were removed as a product category from Round 2021. On October 27, 2020, CMS announced that it had removed 13 of the 15 remaining product categories from Round 2021, including oxygen and PAP devices, because the payment amounts did not achieve expected savings. As a result of these announcements, we retain the ability to continue to furnish non-invasive ventilators and oxygen and PAP devices for all of our Medicare accredited areas. The current Round 2021 contracts expired on December 31, 2023 and CMS has not announced a new round of competitive bidding. Historically, CMS announces new rounds of competitive bidding and starts the process approximately 18 months prior to the contract start date. We cannot predict at this time the full impact the competitive bidding program and the developments in the competitive bidding program will have on our business and financial condition. In addition, we cannot assure you that non-invasive ventilators and oxygen and PAP devices will not be included on the list of products subject to the competitive bidding program in the future. If changes are made to the competitive program in the future, it could affect our reimbursement and revenue.

If CMS requires prior authorization for our products, our revenue and cash flow could be negatively impacted.

CMS maintains a Master List of Items Frequently Subject to Unnecessary Utilization. This list identifies items that could potentially be subject to prior authorization as a condition of Medicare Payment. On April 22, 2019, CMS added home ventilators used with a non-invasive interface to the Master List of Items Frequently Subject to Unnecessary Utilization. If CMS imposes prior authorization requirements for non-invasive home ventilation, it could materially impact our business, revenue and cash flow.

If we fail to comply with state and federal fraud and abuse laws, including anti-kickback laws, false claims acts, self-referral prohibitions, and anti-inducement laws, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

The Federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering, or arranging for the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid, or any other federal healthcare program. The Anti-Kickback Statute, and similar state laws prohibit payments intended to induce physicians or others to refer patients or to acquire or arrange for or recommend the acquisition of healthcare products or services. These laws restrict sales, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, which may be used with hospitals, physicians, and other potential purchasers or prescribers of our products. The statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution are drawn narrowly, and any remuneration to or from a prescriber or purchaser of healthcare products or services may be subject to scrutiny if they do not qualify for an exception or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability. However, practices that do not fit into a safe harbor are not per se illegal, and are instead analyzed based on the particular facts and circumstances to determine whether the practice presents a low risk of fraud and abuse. Although we believe our practices are compliant with applicable safe harbors, we cannot assure you that a government regulator will not take the position that some of our practices do not meet all of the narrow criteria of an applicable safe harbor and otherwise violate the Anti-Kickback Statute.

The Federal False Claims Act prohibits, in part, any person from knowingly presenting or causing to be presented a false claim for payment to the federal government, or knowingly making or causing to be made a false statement to get a false claim paid. The majority of states also have statutes or regulations similar to the Federal Anti-Kickback Statute and Federal False Claims Act, which apply to items or services reimbursed under Medicaid and other state programs, or, in certain states, apply regardless of payor. These false claims acts allow any person to bring suit in the name of the government alleging false and fraudulent claims presented to or paid by the government (or for other violations of the statutes) and to share a certain portion of amounts paid by the entity to the government in fines or settlement. Such suits, often referred to as qui tam actions, have increased significantly in the healthcare industry in recent years.

Sanctions under these federal and state laws may include civil monetary penalties, exclusion from participation in the Medicare and Medicaid programs, criminal fines and imprisonment. In addition, the ACA, among other things, amended the intent requirement of the Federal Anti-Kickback Statute and criminal healthcare fraud statutes. A person or entity generally does not need to have actual knowledge of these statutes or specific intent to violate them in order to have criminal and/or civil exposure. In addition, the ACA provides that the government may assert that a claim, including items or services resulting from a violation of the Federal Anti-Kickback Statute, constitutes a false or fraudulent claim for purposes of the Federal False Claims Act. Because of the breadth of these laws and the narrowness of the safe harbors and exceptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge, regardless of the outcome, could have a material adverse effect on our business, business relationships, reputation, financial condition and results of operations.

The Ethics in Patient Referrals Act, commonly known as the "Stark Law," prohibits a physician from making referrals for certain "designated health services" payable by Medicare to an entity, including a company that furnishes DME, in which the physician or an immediate family member of such physician has an ownership or investment interest or with which the physician has entered into a compensation arrangement, unless a statutory or regulatory exception applies. The majority of states also have statutes or regulations similar to the Stark Law, which apply to items or services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of payor. Violation of the Stark Law and similar state laws could result in denial of payment, disgorgement of reimbursements received under a noncompliant arrangement, civil penalties, damages and exclusion from Medicare or other governmental and state programs. Although we believe that we have structured our provider arrangements to comply with current Stark Law and state equivalent requirements, these requirements are highly technical and there can be no guarantee that regulatory authorities will not determine or assert that our arrangements are in violation of the Stark Law and state equivalents and do not otherwise meet applicable exceptions.

The Civil Monetary Penalties Law imposes civil monetary penalties and potential exclusion from Medicare and Medicaid programs on any person who offers or transfers remuneration to any patient who is a Medicare or Medicaid beneficiary, when the person knows or should know that the remuneration is likely to induce the patient to receive medical services from a particular provider. The Federal Civil Monetary Penalties Law applies, among other things, to many kinds of inducements or benefits provided to patients, including complimentary items, services or transportation that are of more than nominal value. We have structured our operations and provision of services to patients in a manner that we believe complies with the law and its interpretation by government authorities. We cannot assure you, however, that government authorities will not take a contrary view and impose civil monetary penalties and exclude us from participation in Medicare and Medicaid for past or present practices related to patient incentive, coordination of care and need-based programs.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. If our operations are found to be in violation of any of the laws described above or any other government regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment, restructuring, or restricting of our operations. Any penalties, damages, fines, curtailment or restructuring or our operations could harm our ability to operate our business and our financial results. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state fraud laws may prove costly.

The implementation of alternative payment models and the transition of Medicaid and Medicare beneficiaries to managed care organizations may limit our market share and could adversely affect our revenues.

Many government and commercial payors are transitioning providers to alternative payment models that are designed to promote cost-efficiency, quality and coordination of care. For example, accountable care organizations ("ACOs") incentivize hospitals, physician groups, and other providers to organize and coordinate patient care while reducing unnecessary costs. Several states have implemented, or plan to implement, accountable care models for their Medicaid populations. We cannot predict how the continued establishment and implementation of these new business models will impact our business. There is the possibility that value-based payment models, such as ACOs, will drive down the utilization and/or reimbursement rates for our services. We may not be able to gain access into certain ACOs. If we are not included in these programs, or if ACOs establish programs that overlap with our services, we could experience an adverse effect on our operations and financial condition.

We may be similarly impacted by increased enrollment of Medicare and Medicaid beneficiaries in managed care plans, shifting away from traditional fee-for-service models. Under the managed Medicare program, also known as Medicare Advantage, the federal government contracts with private health insurers to provide Medicare benefits. Insurers may choose to offer supplemental benefits and impose higher plan costs on beneficiaries. Approximately one half of Medicare beneficiaries were enrolled in a Medicare Advantage plan in 2023; a figure that continues to grow. Similarly, enrollment in managed Medicaid plans is also growing, as states are increasingly relying on managed care organizations to deliver Medicaid program services as a strategy to control costs and manage resources.

We may experience increased competition for managed care contracts due to state regulation and limitations. We cannot assure you that we will be successful in our efforts to be included in plan networks, that we will be able to secure favorable contracts with all or some of the managed care organizations, that our reimbursement under these programs will remain at current levels, that authorizations for services will remain at current levels or that our profitability will remain at levels consistent with past performance. In addition, operational processes may not be well defined as a state transitions Medicaid beneficiaries to managed care. For example, membership, new referrals and related authorizations for services may be delayed, which may result in delays in service delivery to consumers or in payment for services rendered. Difficulties with operational processes may negatively affect our revenue growth rates, cash flow and profitability for services provided.

In addition, other alternative payment models may be adopted by the government and commercial payors to control costs that subject us to financial risk. We cannot predict at this time what alternative payment models may be presented and what effect such new payment models may have on our operations or financial condition in the future.

We are subject to federal, state and local laws and regulations that govern our employment practices, including minimum wage, living wage, and paid time-off requirements. Failure to comply with these laws and regulations, or changes to these laws and regulations that increase our employment-related expenses, could adversely impact our operations.

We are required to comply with all applicable federal, state and local laws and regulations relating to employment, including occupational safety and health requirements, wage and hour and other compensation requirements, employee benefits, providing leave and sick pay, employment insurance, proper classification of workers as employees or independent contractors, immigration and equal employment opportunity laws. These laws and regulations can vary significantly among jurisdictions and can be highly technical. Costs and expenses related to these requirements are a significant operating expense and may increase as a result of, among other things, changes in federal, state or local laws or regulations, or the interpretation thereof, requiring employers to provide specified benefits or rights to employees, increases in the minimum wage and local living wage ordinances, increases in the level of existing benefits or the lengthening of periods for which unemployment benefits are available. We may not be able to offset any increased costs and expenses. Furthermore, any failure to comply with these laws requirements, including even a seemingly minor infraction, can result in significant penalties which could harm our reputation and have a material adverse effect on our business.

In addition, certain individuals and entities, known as excluded persons, are prohibited from receiving payment for their services rendered to Medicaid, Medicare and other federal and state healthcare program beneficiaries. If we inadvertently hire or contract with an excluded person, or if any of our current employees or contractors becomes an excluded person in the future without our knowledge, we may be subject to substantial civil penalties, including up to $20,000 for each item or service furnished by the excluded individual to a federal or state healthcare program beneficiary, an assessment of up to three times the amount claimed and exclusion from the program.

Each of our subsidiaries that employ an average of at least 50 full-time employees in a calendar year are required to offer a minimum level of health coverage for 95% of our full-time employees in 2023 or be subject to an annual penalty.

Risks Related to our Common Shares

We are an "emerging growth company" and the reduced disclosure requirements applicable to "emerging growth companies" may make our common stock less attractive to investors.

As an "emerging growth company" as defined in the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

- December 31, 2024, the last day of the fiscal year following the fifth anniversary of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act;
- the last day of the fiscal year during which we have total annual gross revenues of $1.07 billion or more;
- the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or
- the date on which we are deemed a "large accelerated filer" as defined under the federal securities laws.

For so long as we remain an "emerging growth company," we will not be required to:

- have an auditor report on our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;
- include detailed compensation discussion and analysis in our filings under the Exchange Act and instead may provide a reduced level of disclosure concerning executive compensation; or
- hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.

In addition, the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period, which allows us to delay the adoption of new or revised accounting standards until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to public companies that comply with new or revised accounting standards.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common stock less attractive to the extent we rely on the exemptions available to emerging growth companies for so long as we qualify as such. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may decline or become more volatile.

If we fail to establish and maintain proper disclosure or internal controls, our ability to produce accurate financial statements and supplemental information, or comply with applicable regulations could be impaired.

As we grow, we may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expend, train and manage our employee base.

We must maintain effective disclosure controls and procedures. We must also maintain effective internal control over financial reporting or, at the appropriate time, our independent auditors will be unwilling or unable to provide us with an unqualified report on the effectiveness of our internal control over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act. If we fail to maintain effective controls, investors may lose confidence in our operating results, the price of our common shares could decline and we may be subject to litigation or regulatory enforcement actions.

The market price for our common shares may experience substantial volatility for reasons unrelated to our financial performance. This volatility may impact the price at which shareholders can sell their common shares.

Our common shares are listed and posted for trading on the Nasdaq Capital Market. Securities of small-cap and healthcare companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of our common shares is also likely to be significantly affected by short-term changes in the cost of goods, or in financial condition or results of our operations. Other factors unrelated to our performance that may have an effect on the price of our common shares include the following: the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow our securities; lessening in trading volume and general market interest in our securities may affect an investor's ability to trade significant numbers of our common shares; the size of our public float may limit the ability of some institutions to invest in our securities; and a substantial decline in the price of our common shares that persists for a significant period of time could cause our securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of our common shares at any given point in time may not accurately reflect our long-term value. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

The failure of our common shares to be included in various stock indices could result in the market for our common shares to become limited and volatile and the price at which you can sell your shares to decrease.

Your ability to sell or purchase our common shares depends upon the existence of an active trading market for our common shares. Additionally, a fair valuation of the purchase or sales price of our common shares also depends upon an active trading market, and thus the price you receive for a thinly-traded stock may not reflect its true value. A limited trading market for common shares may cause fluctuations in the market value of those common shares to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market.

Although our common shares are quoted on the Nasdaq Capital Market, the volume of trades on any given day has historically been limited. As a result, shareholders might not have been able to sell or purchase our common shares at the volume, price or time desired. If our common shares are removed from various stock indices, the volume of trading in our shares may decrease materially as well as the prices at which our shares trade.

Future sales of our common shares in the public market could reduce our share price, and any additional capital raised by us through the sale of equity or convertible securities may dilute the ownership of existing shareholders.

We will require additional funds in order to finance the further development of our business, which funds could be raised by, among other things, the issuance and sale of common shares. Sales of substantial amounts of our common shares (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common shares. The perception in the public market that major shareholders might sell substantial amounts of our common shares could also depress the market price of our common shares.

In the future, we may attempt to obtain financing or further increase our capital resources by issuing additional shares of our common shares or by offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Issuing additional common shares or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing shareholders or reduce the market price of our common shares or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common shares. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common shares. Our decision to issue securities in any future offering will, in part, depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of our common shares bear the risk that future offerings may reduce the market price of our common shares and dilute their shareholdings. We cannot predict the size of future issuances of our common shares or securities convertible into common shares or the effect, if any, that future issuances and sales of shares of our common shares will have on the market price of our common shares.

We will incur increased costs as a result of operating as a U.S. public reporting company, and our management is required to devote substantial time to new compliance initiatives.

As a U.S. public reporting company, we will incur, particularly after we are no longer an "emerging growth company," significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC and NASDAQ have imposed various requirements on U.S. public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We may have to hire additional accounting, finance, and other personnel in connection with our efforts to comply with the requirements of being a U.S. public reporting company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

We no longer qualify as a "smaller reporting company" and, subject to certain exemptions and relief from various reporting requirements that are applicable to emerging growth companies, we will be required to comply with larger company disclosure obligations beginning with our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, which may increase our costs and demands on management.

As of June 30, 2023, we determined that we no longer qualify as a "smaller reporting company" and, subject to certain exemptions and relief from various reporting requirements that are applicable to emerging growth companies, we will be required to comply with larger company disclosure obligations beginning with our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024. The loss of smaller reporting company status and compliance with such larger company disclosure obligations (subject to certain exemptions and relief from various reporting requirements that are applicable to emerging growth companies) may increase our legal and financial compliance costs and cause management and other personnel to divert attention from operational and other business matters to devote additional time to public company reporting requirements. In addition, if we are not able to comply with changing requirements in a timely manner, the market price of our common shares could decline and we could be subject to sanctions or investigations by the stock exchanges on which our common shares are listed, the SEC or other regulatory authorities, which would require additional financial and management resources.

Because we have no current plans to pay cash dividends on our common shares, investors may not receive any return on their investment unless the value of our common shares appreciates.

We may retain all available funds and any future earnings for use in the operation and expansion of our business and have no current plans to pay any cash dividends on our common shares. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our board of directors (the "Board") and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and other factors that the Board considers relevant. Accordingly, investors may only see a return on their investment if the value of our common shares appreciates.

Canadian laws differ from the laws in effect in the United States and may afford less protection to holders of our securities.

We are a Canadian corporation and are subject to the Business Corporations Act and certain other applicable securities laws as a Canadian issuer, which laws may differ from those governing a company formed under the laws of a United States jurisdiction. The provisions under Business Corporations Act and other relevant laws may affect the rights of shareholders differently than those of a company governed by the laws of a United States jurisdiction, and may, together with our notice of articles and articles (the "Articles"), have the effect of delaying, deferring or discouraging another party from acquiring control of our company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Risk Management and Strategy

We have implemented robust processes and policies dedicated to assessing, identifying, and effectively managing material risks associated with cybersecurity threats. Our cybersecurity program is designed and evaluated based on recognized frameworks such as the National Institute of Standards and Technology and the Center for Internet Security. These frameworks guide our focus on: (i) cultivating organizational understanding to manage cybersecurity risks, (ii) implementing safeguards to fortify our systems, (iii) promptly detecting cybersecurity incidents, (iv) responding effectively to incidents, and (v) ensuring a swift recovery from any cybersecurity event. Where appropriate, these processes and policies are seamlessly integrated into our overarching risk management systems.

We strive to continually improve our information technology systems, and we prioritize enhancing our defenses through employee awareness training, specifically targeting areas such as phishing, malware, and other cyber risks. To reinforce our cybersecurity posture, we enlist independent consultants and third-party experts to assist in the establishment and enhancement of our cybersecurity program. Regular tabletop exercises, conducted at least annually, test the effectiveness of our processes, with senior management actively participating. Valuable insights gained from these exercises are incorporated to refine and bolster our cybersecurity measures.

Identification of critical third-party relationships vulnerable to cybersecurity threats is an integral part of our risk management program. Upon identification, we conduct thorough due diligence to fortify these relationships. Our comprehensive insurance portfolio includes cybersecurity insurance to provide an additional layer of protection.

For further insights into the cybersecurity risks we confront, please refer to Item 1A. Risk Factors – "We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively".

Governance

The Board oversees our risk management process, including cybersecurity risks, directly and through its committees. The Corporate Governance and Nominating Committee of the Board is responsible for the oversight of cybersecurity-related risks and regularly receives quarterly reports from management on our cybersecurity threat risk management and strategy processes. The Corporate Governance and Nominating Committee reviews issues concerning our data security posture, results from third-party assessments, progress towards pre-determined risk-mitigation-related goals, incident response plans, and cybersecurity threat risks or incidents and developments, as well as the steps management has taken to respond to these risks.

Our information systems management team, comprising the Chief Information Officer (CIO), Chief Technology Officer (CTO), and Director of Information Security, collectively possesses over 50 years of extensive experience in Information Technology and cybersecurity. Prior to their current roles with the Company, our CIO, CTO, and Director of Information Security held various information technology and cybersecurity positions with other healthcare services and healthcare technology companies. They have collectively obtained various industry-recognized certifications, including the Certified Security Compliance Specialist, Certified Cyber Security Architect, and Certified HIPAA Professional designations. The Director of Information Security holds the position of the Information Security Officer and directs cybersecurity operations. To enhance governance and oversight, we have established a Security Oversight Committee, chaired by the Information Security Officer and joined by key stakeholders such as our Chief Information Officer and General Counsel. This committee convenes regularly, typically on a weekly basis, to foster alignment and cooperation on security-related issues.

We have adopted a comprehensive Cybersecurity Incident Response Plan to direct our responses to cybersecurity events in a prompt, effective, and well-coordinated manner. The plan designates a primary manager for each incident and outlines the communication processes, containment strategies, eradication measures, and recovery protocols. Depending on the severity of a cybersecurity incident, senior management and the Board are promptly notified and kept informed of mitigation and remediation efforts.

We have not identified any risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect our operations, business strategy, regulatory compliance, results of operations, or financial condition.

Item 2. Properties

We own our headquarters, consisting of approximately 77,000 square feet, which is located on an approximately 8.2-acre parcel in Lafayette, Louisiana. We also own and occupy a 16,000 square foot office building and a 16,000 square foot climate controlled warehouse located in Lafayette, Louisiana. We believe that our facilities are adequate for our needs for the immediate future and that, should it be needed, additional space can be leased on commercially reasonable terms to accommodate any future growth.

Item 3. Legal Proceedings

From time to time, we may be subject to various ongoing or threatened legal actions and other proceedings, including those that arise in the ordinary course of business, which may include employment matters, breach of contract disputes, as well as governmental and regulatory matters. Please read Note 9 to the Financial Statements, included in Part II, Item 8, of this Annual Report on Form 10-K for more information. Such matters are subject to many uncertainties and to outcomes that are not predictable with assurance and that may not be known for extended periods of time. In the opinion of management, the outcome of such routine ongoing litigation is not expected to have a material adverse effect on our results of operations or financial condition.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The common shares of Viemed trade on the Nasdaq Capital Market under the symbol "VMD".

Shareholders

We had nine shareholders of record as of February 15, 2024. This does not include shares held in the name of a broker, bank or other nominees (typically referred to as being held in "street name").

Dividends

We have not declared or paid any cash or stock dividends on our common shares since our inception. Any future determination as to the declaration and payment of cash dividends will be at the discretion of the Board and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and other factors that the Board considers relevant. Our subsidiaries are restricted from making distributions or dividend payments to us by the 2022 Senior Credit Facilities (as defined below), subject to certain exceptions. See Note 6 to the Financial Statements, included in Part II, Item 8, of this Annual Report on Form 10-K for further information.

Recent Sales of Unregistered Equity Securities

None.

Issuer Purchases of Equity Securities

None.

Item 6. Reserved

(Tabular amounts expressed in thousands of U.S. Dollars, except per share amounts)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the accompanying notes included elsewhere in this report. The forward-looking statements include statements that reflect management's beliefs, plans, objectives, goals, expectations, anticipations and intentions with respect to our future development plans, capital resources and requirements, results of operations, and future business performance. Our actual results could differ materially from those anticipated in the forward-looking statements included in this discussion as a result of certain factors, including, but not limited to, those discussed in the section entitled "Special Note Regarding Forward-Looking Statements" immediately preceding Part I of this report.

General Matters

In this Annual Report on Form 10-K, unless the context otherwise requires, the terms the "Company," "we," "us" and "our" refer to Viemed Healthcare, Inc. and its wholly-owned subsidiaries.

We were incorporated on December 14, 2016 pursuant to the Business Corporations Act (British Columbia). As of June 30, 2020, we determined that we no longer qualify as a "foreign private issuer," as defined in Rule 3b-4 of the Exchange Act, for the purposes of the informational requirements of the Exchange Act. As a result, effective January 1, 2021, we became subject to the proxy solicitation rules under Section 14 of the Exchange Act and Regulation FD, and our officers, directors, and principal shareholders became subject to the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We will continue to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K with the SEC and with the relevant Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (SEDAR).

As of June 30, 2023, we determined that we no longer qualify as a "smaller reporting company," but we are not required to comply with the larger company disclosure obligations (subject to certain exemptions and relief from various reporting requirements that are applicable to emerging growth companies) until our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024. As a result, this Annual Report on Form 10-K is only required to comply with the smaller company disclosure obligations.

We are an "emerging growth company," as defined in the JOBS Act, and as such, we have elected to comply with certain reduced U.S. public company reporting requirements.

Overview

We provide an array of home medical equipment, services and supplies, specializing in post-acute respiratory care services in the United States. Our primary objective is to focus on the organic growth of the business and thereby solidify our position as one of the United States' largest providers of in-home therapy for patients suffering from respiratory diseases. Our respiratory care programs are designed specifically for payors to have the ability to treat patients in the home for less total cost and with a superior quality of care. Our services include respiratory disease management (through the rental of various HME devices), neuromuscular care, in-home sleep testing and sleep apnea treatment, oxygen therapy, and the sale of associated supplies.

We derive the majority of our revenue through the rental of non-invasive and invasive ventilators which represented 59.2% and 67.9% of our traditional revenue, excluding COVID-19 response sales and services for the years ended December 31, 2023 and 2022, respectively. We combine the benefits of home ventilation support with licensed RTs to drive improved patient outcomes and reduce costly hospital readmissions.

We expect to grow through expansion of existing service areas as well as in new territories through a cost efficient launch that reduces location expenses. We currently serve patients in all 50 states. We expect to continue to employ more RTs in order to assure our high service model is accomplished in the home. As of December 31, 2023, we employed 372 licensed RTs, representing approximately 37% of our company-wide employee count. By focusing overhead costs on personnel that service the patient rather than physical location costs, we anticipate that we will efficiently scale our business in regions that are currently not being effectively serviced.

The continued trend of servicing patients in the home rather than in hospitals is aligned with our business objective and we anticipate that this trend will continue to offer growth opportunities for us. We expect to continue to be a solution to the rising health costs in the United States by offering more cost effective, home based solutions while increasing the quality of life for patients fighting serious respiratory diseases.

For the year ended December 31, 2023, we generated revenues of $183.0 million and had net income of $10.2 million, compared to revenues of $138.8 million and net income of $6.2 million for the year ended December 31, 2022. Excluding COVID-19 response sales and services, net revenue increased $46.5 million (or 34.0%) from the comparable period in 2022.

(Tabular amounts expressed in thousands of U.S. Dollars, except per share amounts)

Our primary sources of capital to date have been from operating cash flows. Our existing commercial credit facilities provide access to additional liquidity through a revolving credit facility of up to $30.0 million and a delayed draw term loan facility of up to $30.0 million. An accordion feature allows the Company to increase the size of such facilities by up to an additional $30.0 million, subject to certain conditions, for a total borrowing capacity of up to $90 million.

Trends Affecting our Business

Home medical equipment markets are witnessing sustained expansion, with a notable focus on the complex respiratory and Obstructive Sleep Apnea ("OSA") device segments. Analysts in the industry anticipate a consistent and robust growth trajectory, projecting Compound Annual Growth Rates ("CAGR") of approximately 6% for respiratory devices and 8% for OSA devices. This upward trend underscores the increasing demand for innovative solutions in respiratory care and sleep apnea management, highlighting the industry's responsiveness to evolving healthcare needs. As technological advancements and awareness drive the adoption of these specialized devices, we believe the HME markets, particularly in respiratory and OSA, are positioned for continuous expansion, offering promising opportunities for both providers and consumers alike.

The aging population remains a pivotal driver for the industry, as the elderly, constituting a substantial portion of HME patients, are expected to represent a higher percentage of the overall population. Projections from industry analysts indicate a consistent annual growth in the number of Medicare beneficiaries, contributing to ongoing patient volume growth. A significant contributing factor to the industry's growth is the rising incidence of chronic diseases. Factors such as increasing obesity rates, consequences of past smoking prevalence, under-diagnosis of certain health conditions, and higher diagnosis rates for chronic diseases collectively shape the industry. There is a notable shift towards home-based treatment for these conditions.

The industry is undergoing a transition to value-based healthcare, with both government and commercial payors increasingly adopting models that emphasize the transition of patients from acute care settings to home care. We believe HME providers are well-positioned to benefit from this industry shift. Advancements in technology and medical equipment have led to an increased prevalence of in-home treatments. The broader range of treatments administered in patient homes is expected to continue growing. Projections from industry analysts indicate that U.S. home healthcare spending will increase, reaching $250 billion by 2031, with a CAGR of approximately 7%.

Market consolidation is a notable trend favoring larger, financially stable players. The decline in the number of smaller regional players is attributed to the capital investment and scale required to compete effectively. This has led to a more consolidated and competitive landscape in the DME market.

Despite these positive trends, the industry faces challenges such as cost containment efforts of payors. The consolidation of managed care payors into larger purchasing groups has increased negotiating power, resulting in pricing pressure on HME providers. In addition to ongoing negotiations contract management with third party payors to secure fair reimbursement, HME providers are engaging in value-based contracting, focusing on outcomes and patient satisfaction. These value-based contracts leverage data analytics to demonstrate the cost-effectiveness and quality of durable medical goods and provide evidence-based data to payors demonstrating the long-term benefits and cost savings associated with the use of certain medical goods.

Impact of Inflation

The Company faces current and potential future inflationary pressures driven by factors such as general cost increases, supply chain disruptions, and governmental policies. The manufacturing and distribution costs of Viemed's patient equipment are affected by rising material, labor, and transportation expenses, including fuel costs. Persistent inflation may impact overall demand, increase operating costs, and affect profit margins, potentially adversely affecting Viemed's business and financial performance.

In its 2024 DMEPOS Fee Schedule, CMS announced the fee schedule adjustment based on the annual change to the Consumer Pricing Index for all urban areas. Items that were subject to the competitive bidding program in former competitive bidding areas will receive a 2.9% reimbursement rate increase. Items that were subject to the competitive bidding program in non-competitive bidding areas received a 3.0% reimbursement rate increase. Items not subject to the competitive bidding program received a 2.6% reimbursement rate increase.

Future volatility in general price inflation and its impact on material availability, shipping, warehousing, and operational overhead could further impact financial results. Viemed attempts to address these pressures through its inflation-linked reimbursement contracts, negotiation, leveraging its purchasing power and embracing technology, such as its proprietary clinical management platform.

The below table highlights summary financial and operational metrics for the last eight quarters.

(Tabular amounts expressed in thousands of U.S. Dollars, except vent patients)

For the quarter ended	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
Financial Information:								
Revenue	$ 50,739	$ 49,402	$43,311	$ 39,556	$ 37,508	$ 35,759	$33,310	$ 32,255
Gross Profit	32,111	30,562	26,106	24,004	22,896	21,651	20,390	19,743
Gross Profit %	63 %	62 %	60 %	61 %	61 %	61 %	61 %	61 %
Net Income	3,477	2,919	2,330	1,517	2,438	1,055	967	1,762
Cash and Cash Equivalents (As of)	12,839	10,078	10,224	23,544	16,914	21,478	21,922	29,248
Total Assets (As of)	154,895	149,400	149,117	124,634	117,043	119,419	115,904	119,007
Adjusted EBITDA[1]	12,845	12,081	9,810	8,328	9,306	6,982	6,458	7,273
Operational Information:								
Vent Patients[2]	10,327	10,244	10,005	9,337	9,306	9,127	8,837	8,434

[1] Refer to "Non-GAAP Financial Measures" section below for definition of Adjusted EBITDA.
[2] Vent Patients represents the number of active ventilator patients on recurring billing service at the end of each calendar quarter.

Critical Accounting Estimates

We are required to disclose "critical accounting estimates" which are estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and that have had or are reasonably likely to have a material impact on the financial condition or results of operations of the registrant.

We follow financial accounting and reporting policies that are in accordance with accounting principles generally accepted in the United States. The more significant of these policies are summarized in Note 2 to our consolidated financial statements included in Part II, Item 8 of this report. Not all significant accounting policies require management to make difficult, subjective or complex judgments. However, the policies noted below could be deemed to meet the SEC's definition of a critical accounting estimate.

Accounts Receivable

Accounts receivable are presented at net realizable values that reflect the consideration we expect to receive which is inclusive of adjustments for price concessions. Due to the nature of the industry and the reimbursement environment in which we operate, certain estimates are required in order to record revenues and accounts receivable at their net realizable values. Management's evaluation takes into consideration such factors as historical realization data, including current and historical cash collections, accounts receivable aging trends, other operating trends and relevant business conditions.

Inherent in these estimates is the risk that they may have to be revised or updated as additional information becomes available. It is possible that management's estimates could change, which could have an impact on operations and cash flows. Specifically, the complexity of many third-party billing arrangements, patient qualification for medical necessity of equipment and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. If the payment amount received differs from the estimated net realizable amount, an adjustment is made to the net realizable amount in the period that these payment differences are determined.

Business Combinations

The Company applies the acquisition method of accounting for business acquisitions. The results of operations of the businesses acquired by the Company are included as of the respective acquisition date. The acquisition-date fair value of the consideration transferred, including the fair value of any contingent consideration, is allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. To the extent the acquisition-date fair value of the consideration transferred exceeds the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed, such excess is allocated to goodwill. Patient relationships, medical records and patient lists are not reported as separate intangible assets due to the regulatory requirements and lack of contractual agreements, but are part of goodwill. Customer related relationships are not reported as separate intangible assets, but are also part of goodwill as authorizing physicians are under no obligation to refer the Company's services to their patients, who are free to change physicians and service providers at any time. The Company may adjust the preliminary purchase price allocation, as necessary, as it obtains more information regarding asset valuations and liabilities assumed that existed but were not available at the acquisition date, which is generally up to one year after the acquisition closing date. Acquisition related costs are recognized separately from the business combination and are expensed as incurred.

(Tabular amounts expressed in thousands of U.S. Dollars, except per share amounts)

Results of Operations

Comparison of the Years Ended December 31, 2023 and 2022:

The following table summarizes our results of operations for the years ended December 31, 2023 and 2022:

	Year Ended December 31,					
	2023	**% of Total Revenue**	**2022**	**% of Total Revenue**	**$ Change**	**% Change**
Revenue	**$ 183,008**	**100.0 %**	**$ 138,832**	**100.0 %**	**$ 44,176**	**31.8 %**
Cost of revenue	70,225	38.4 %	54,152	39.0 %	16,073	29.7 %
Gross profit	**112,783**	**61.6 %**	**84,680**	**61.0 %**	**28,103**	**33.2 %**
Selling, general and administrative	87,884	48.0 %	68,161	49.1 %	19,723	28.9 %
Research and development	2,782	1.5 %	2,696	1.9 %	86	3.2 %
Stock-based compensation	5,849	3.2 %	5,202	3.7 %	647	12.4 %
Depreciation and amortization	1,391	0.8 %	1,012	0.7 %	379	37.5 %
Loss on disposal of property and equipment	645	0.4 %	346	0.2 %	299	86.4 %
Other income, net	(98)	(0.1)%	(989)	(0.7)%	891	(90.1)%
Income from operations	**14,330**	**7.8 %**	**8,252**	**5.9 %**	**6,078**	**73.7 %**
Non-operating income and expenses						
Income from equity method investments	485	0.3 %	935	0.7 %	(450)	(48.1)%
Interest expense, net	(424)	(0.2)%	(197)	(0.1)%	(227)	115.2 %
Net income before taxes	**14,391**	**7.9 %**	**8,990**	**6.5 %**	**5,401**	**60.1 %**
Provision for income taxes	4,148	2.3 %	2,768	2.0 %	1,380	49.9 %
Net income	**$ 10,243**	**5.6 %**	**$ 6,222**	**4.5 %**	**$ 4,021**	**64.6 %**

Revenue

The following table summarizes our revenue for the years ended December 31, 2023 and 2022:

	Year Ended December 31,					
	2023	**% of Total Revenue**	**2022**	**% of Total Revenue**	**$ Change**	**% Change**
Net revenue from rentals						
Ventilator rentals, non-invasive and invasive	$ 108,258	59.2 %	$ 92,710	66.8 %	$ 15,548	16.8 %
Other home medical equipment rentals	38,315	20.9 %	21,446	15.4 %	16,869	78.7 %
Net revenue from sales and services						
Equipment and supply sales	25,770	14.1 %	13,927	10.0 %	11,843	85.0 %
COVID-19 response sales and services	—	— %	2,278	1.6 %	(2,278)	(100.0)%
Service revenues	10,665	5.8 %	8,471	6.1 %	2,194	25.9 %
Total net revenue	**$ 183,008**	**100.0 %**	**$ 138,832**	**100.0 %**	**$ 44,176**	**31.8 %**

For the year ended December 31, 2023, revenue totaled $183.0 million, an increase of $44.2 million (or 31.8%) from the comparable period in 2022. Excluding COVID-19 response sales and services, net revenue increased $46.5 million (or 34.0%) from the comparable period in 2022. The net revenue increase was comprised of increases in ventilator rental revenue of $15.5 million (or 16.8%), rental revenue from other HME of $16.9 million (or 78.7%), equipment and supply sales of $11.8 million (or 85.0%), and service revenues of $2.2 million (or 25.9%). The growth in other home medical equipment rentals has been primarily driven by the continued national expansion of PAP, oxygen therapy, and percussion vest activities and the acquisition of Home Medical Products, Inc. ("HMP"). The increase in equipment sales and supplies is primarily driven by the success of our PAP resupply program and other sleep offerings.

The increase in service revenue is primarily due to the addition of our healthcare staffing offerings. While ventilator rentals continue to make up the majority of our revenue, the organic and acquired growth of PAP and oxygen related sales and services, as well as our healthcare staffing offerings, is contributing significantly to the diversity of our overall revenue mix. As we continue to expand geographically into new territories and further expand our presence in our existing territories, we expect continued growth in our active ventilator patient base and our other respiratory offerings.

(Tabular amounts expressed in thousands of U.S. Dollars, except per share amounts)

Cost of Revenue and Gross Profit

For the year ended December 31, 2023, cost of revenue totaled $70.2 million, an increase of $16.1 million (or 29.7%) from the comparable period in 2022. Gross profit percentage increased from approximately 61.0% to approximately 61.6% from the year ended December 31, 2022 to year ended December 31, 2023, respectively. The increase in gross profit percentage is primarily attributable to the migration of our revenue mix, which reflects our deliberate efforts towards product and service diversification, aimed at further enhancing our market position. Gross profit percentage is expected to remain relatively stable in upcoming periods due to subsiding inflationary cost pressures and the positive effects associated with reimbursement rates, offset by some decreases associated with product and service diversification.

Selling, General and Administrative Expense

Selling, general and administrative expenses as a percentage of revenue decreased to 48.0% for the year ended December 31, 2023 compared to 49.1% for the year ended December 31, 2022. Selling, general and administrative expenses totaled $87.9 million for the year ended December 31, 2023, an increase of $19.7 million (or 28.9%) from the comparable period in 2022. The overall increase in selling, general and administrative expense as compared to the prior period is primarily due to additional employee related expenses to accommodate the overall growth of the Company and transaction costs related to the acquisition of HMP. Our full time employee count increased from 743 on December 31, 2022 to 996 on December 31, 2023, an increase of 34%, which was partially due to the acquisition of HMP on June 1, 2023. Employee compensation expenses increased $10.4 million (or 27%) as a result of the increase in our employee headcount and increases in incentive and volume based compensation. We expect that selling, general and administrative expenses as a percentage of revenue will continue to improve in 2024 due to increased efficiencies and costs stabilization relative to revenue growth.

Research and Development Costs

For the year ended December 31, 2023, research and development costs totaled $2.8 million, an increase of $0.1 million (or 3.2%) from the comparable period in 2022. As we continue to invest in research and development related projects to support our technology initiatives, we expect that the associated costs will remain consistent in 2024 relative to 2023 costs.

Stock-Based Compensation

For the year ended December 31, 2023, stock-based compensation totaled $5.8 million, an increase of $0.6 million (or 12.4%) from the comparable period in 2022. This increase is attributed to the expense of additional stock-based awards during 2023. We anticipate that as we expand our workforce, incorporating stock-based awards as a component of employee compensation, stock-based compensation expenses will correspondingly rise. Historically, revenue growth has outpaced the growth in stock-based compensation, and as a result, the percentage of stock-based compensation relative to revenue is expected to continue declining.

Interest Expense, Net

For the year ended December 31, 2023, net interest expense totaled $0.4 million, an increase of $0.2 million from the comparable period in 2022. As a result of continued paydowns on debt issued to fund the acquisition of HMP, we expect net interest expense to decrease in 2024 relative to 2023.

Provision (Benefit) for Income Taxes

For the year ended December 31, 2023, the provision for income taxes was a $4.1 million expense, compared to a $2.8 million expense during the 2022 period. Our annual estimated effective tax rate for 2023 is 28.8%.

Net Income

For the year ended December 31, 2023, net income was $10.2 million, an increase of $4.0 million (or 64.6%) from the comparable period in 2022. Net income as a percentage of net revenue increased from 4.5% for the year ended December 31, 2022 to 5.6% for the year ended December 31, 2023, primarily due to improvements in selling, general, and administrative expenses associated with increased efficiencies and stabilizing costs.

(Tabular amounts expressed in thousands of U.S. Dollars, except per share amounts)

Non-GAAP Financial Measures

The Company uses Adjusted EBITDA, which is a financial measure that is not prepared in accordance with generally accepted accounting principles in the United States ("GAAP") to analyze its financial results and believes that it is useful to investors, as a supplement to GAAP measures. Management believes Adjusted EBITDA provides helpful information with respect to the Company's operating performance as viewed by management, including a view of the Company's business that is not dependent on the impact of the Company's capitalization structure and items that are not part of the Company's day-to-day operations. Management uses Adjusted EBITDA (i) to compare the Company's operating performance on a consistent basis, (ii) to calculate incentive compensation for the Company's employees, (iii) for planning purposes, including the preparation of the Company's internal annual operating budget, and (iv) to evaluate the performance and effectiveness of the Company's operational strategies. Accordingly, management believes that Adjusted EBITDA provides useful information in understanding and evaluating the Company's operating performance in the same manner as management. In calculating Adjusted EBITDA, certain items (mostly non-cash) are excluded from net income including net interest expense (income), taxes, stock based compensation, depreciation of property and equipment, and amortization of intangible assets. Beginning with financial results reported for periods in fiscal year 2023, Adjusted EBITDA also excludes transaction costs and expenses related to acquisition and integration efforts associated with recently announced or completed acquisitions. This modification enables investors to compare period-over-period results on a more consistent basis without the effects of acquisitions. We have recast Adjusted EBITDA for prior periods when reported to conform to the modified presentation.

The following table is a reconciliation of Net income, the most directly comparable GAAP measure, to Adjusted EBITDA, on a historical basis for the periods indicated:

For the quarter ended	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
Net Income	$ 3,477	$ 2,919	$ 2,330	$ 1,517	$ 2,438	$ 1,055	$ 967	$ 1,762
Add back:								
Depreciation & amortization	5,918	5,975	5,207	4,762	4,373	4,120	3,740	3,397
Interest expense (income)	256	237	(20)	(49)	32	42	59	64
Stock-based compensation[(a)]	1,534	1,453	1,471	1,391	1,317	1,309	1,271	1,305
Transaction costs[(b)]	61	177	94	206	—	—	—	—
Income tax expense	1,599	1,320	728	501	1,146	456	421	745
Adjusted EBITDA	**$ 12,845**	**$ 12,081**	**$ 9,810**	**$ 8,328**	**$ 9,306**	**$ 6,982**	**$ 6,458**	**$ 7,273**

(a) Represents non-cash, equity-based compensation expense associated with option and RSU awards.
(b) Represents transaction costs and expenses related to acquisition and integration efforts associated with recently announced or completed acquisitions.

Use of Non-GAAP Financial Measures

Adjusted EBITDA should be considered in addition to, not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. It is not a measurement of our financial performance under GAAP and should not be considered as an alternative to revenue or net income, as applicable, or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of the Company's liquidity, and may not be comparable to other similarly titled measures of other companies or businesses. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our operating results as reported under GAAP. Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of ongoing operations; and other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Liquidity and Capital Resources

Cash and cash equivalents at December 31, 2023 was $12.8 million, compared to $16.9 million at December 31, 2022. The primary non-recurring use of excess cash during the 2023 period was to fund the acquisition of HMP. Based on our current plan of operations, we believe this amount, when combined with expected cash flows from operations and amounts available under our 2022 Senior Credit Facilities will be sufficient to fund our growth strategy and to meet our anticipated operating expenses, capital expenditures, and debt service obligations for at least the next 12 months from the date of this filing. The Company has also historically utilized short term financing arrangements with suppliers that could be extended over a longer term if there was a need for additional liquidity.

(Tabular amounts expressed in thousands of U.S. Dollars, except per share amounts)

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,	
	2023	**2022**
Net Cash provided by (used in):		
Operating activities	$ 45,212	$ 27,748
Investing activities	(52,113)	(23,976)
Financing activities	2,826	(15,266)
Net decrease in cash and cash equivalents	**$ (4,075)**	**$ (11,494)**

Net Cash Provided by Operating Activities

Net cash provided by operating activities during the year ended December 31, 2023 was $45.2 million, resulting from net income of $10.2 million, increased by net income adjustments of $27.2 million and a change in net working capital of $7.8 million. The net income adjustments primarily consisted of $21.9 million of depreciation and amortization, $5.8 million of stock-based compensation, and $1.0 million of distributions of earnings received from equity method investments, offset by a $1.4 million deferred income tax benefit. The primary changes in working capital were an increase in accrued liabilities of $5.0 million, a decrease in prepaid expenses and other assets of $2.2 million, and a net increase in income taxes payable of $2.2 million, offset by an increase in net accounts receivable of $1.1 million.

Net cash provided by operating activities during the year ended December 31, 2022 was $27.7 million, resulting from net income of $6.2 million, increased by net income adjustments of $21.7 million and a change in net working capital of $0.1 million. The net income adjustments primarily consisted of $15.6 million of depreciation and amortization, $5.2 million of stock-based compensation, $1.7 million of deferred income tax expense, and $1.1 million of distributions of earnings received from equity method investments, offset by a $1.4 million change in inventory reserve. The primary changes in working capital were an increase in net accounts receivable of $2.6 million and an increase in prepaid expenses and other assets of $2.8 million, offset by an increase in accrued liabilities of $2.5 million and a net increase in income taxes payable of $1.9 million.

Net Cash Used in Investing Activities

Net cash used in investing activities during the year ended December 31, 2023 was $52.1 million, primarily due to the net cash paid for the acquisition of HMP of $28.6 million and $26.1 million of purchases of property and equipment, partially offset by $2.6 million of sales proceeds from the disposal of property and equipment. Purchases of property and equipment during the year ended December 31, 2023 were primarily related to medical equipment rented to our patients. Cash purchases of property and equipment represents a $3.2 million, or 14.0%, increase year over year.

Net cash used in investing activities during the year ended December 31, 2022 was $24.0 million, consisting of $22.9 million of purchases of property and equipment, $2.0 million in debt investments, and $0.1 million in equity investments, partially offset by $1.1 million of sales proceeds from the disposal of property and equipment. Purchases of property and equipment during the year ended December 31, 2022 were primarily related to medical equipment rented to our patients.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities during the year ended December 31, 2023 was $2.8 million. Proceeds from the 2022 Term Loan Facility (as defined below) were $5.0 million and proceeds from the 2022 Revolving Credit Facility (as defined below) were $8.0 million, which were used to partially fund the cash acquisition of HMP. During the year ended December 31, 2023, principal payments on the 2022 Senior Credit Facilities (as defined below) were $6.1 million. Additionally, principal payments on acquired loans were $4.6 million during the year ended December 31, 2023. The Company acquired and cancelled 75,235 common shares at a cost of $0.6 million to satisfy employee income tax withholding associated with RSUs vestings while proceeds from the exercise of options during the year ended December 31, 2023 were $1.3 million.

Net cash used in financing activities during the year ended December 31, 2022 was $15.3 million, consisting of 1,794,163 repurchased and canceled common shares at a cost of $9.6 million pursuant to the share repurchase program authorized by the Board on March 7, 2022 and terminated on September 30, 2023 (the "2022 Share Repurchase Program"), $1.3 million in principal payments on the term note under the prior Commercial Business Loan Agreement with Hancock Whitney Bank (the “Term Note”), $4.5 million in principal payments on the building term note under the prior Commercial Business Loan Agreement with Hancock Whitney Bank (the "Building Term Note"), and $0.1 million for shares repurchased and canceled for tax withholding in connection with RSUs vested in the period, partially offset by $0.3 million proceeds from the exercise of stock options.

(Tabular amounts expressed in thousands of U.S. Dollars, except per share amounts)

Senior Credit Facilities

On November 29, 2022, the Company refinanced its existing borrowings under the prior Commercial Business Loan Agreement with Hancock Whitney Bank and entered into a new credit agreement (the "2022 Senior Credit Facilities") with the lenders from time to time party thereto, and Regions Bank, as administrative agent and collateral agent that provides for an up to $30.0 million revolving credit facility (the "2022 Revolving Credit Facility") and an up to $30.0 million delayed draw term loan facility (the "2022 Term Loan Facility"), both maturing in November 2027.

The proceeds of the 2022 Revolving Credit Facility may be used to refinance existing indebtedness, for working capital purposes, capital expenditures and other general corporate purposes (including permitted acquisitions), and to pay transaction fees, costs and expenses related to the 2022 Senior Credit Facilities. The proceeds of the 2022 Term Loan Facility and any additional term loans established in accordance with the 2022 Senior Credit Facilities may be used to finance permitted acquisitions and to pay transaction fees, costs and expenses related to such acquisitions. Outstanding borrowings under the 2022 Term Loan Facility and 2022 Revolving Credit Facility were $4.9 million and $2.0 million, respectively, as of December 31, 2023.

The interest rates per annum applicable to the 2022 Senior Credit Facilities are Term SOFR (as defined in the 2022 Senior Credit Facilities) plus an applicable margin, which ranges from 2.625% to 3.375%, or, at the option of the Company, a Base Rate (as defined in the 2022 Senior Credit Facilities) plus an applicable margin, which ranges from 1.625% to 2.375%.

The 2022 Senior Credit Facilities require the Company to comply with certain affirmative, as well as certain negative covenants that, among other things, will restrict, subject to certain exceptions, the ability of the Company to incur indebtedness, grant liens, make investments, engage in acquisitions, mergers or consolidations and pay dividends and other restricted payments. The 2022 Senior Credit Facilities also include certain financial covenants, which generally include, but are not limited to the following:

- Consolidated Total Leverage Ratio (defined generally as total indebtedness to adjusted EBITDA) of not greater than (i) for any fiscal quarter ending during the period from the closing date to and including December 31, 2024, 2.75 to 1.0 and (ii) for any fiscal quarter ending on and after March 31, 2025, 2.50 to 1.0, subject to certain adjustments following a material acquisition.

- Consolidated Fixed Charge Coverage Ratio (defined generally as (a) adjusted EBITDA minus capital expenditures minus cash taxes to (b) the sum of scheduled principal payments plus cash interest expense plus restricted payments) of not less than 1.25:1.0.

The Company was in compliance with all covenants under the 2022 Senior Credit Facilities in effect at December 31, 2023.

Sources of Funds

Cash provided by operating activities during the year ended December 31, 2023 was $45.2 million compared to $27.7 million during the year ended December 31, 2022.

As of December 31, 2023, the Company had cash and cash equivalents of $12.8 million.

Use of Funds

Our principal uses of cash are funding the purchase of rental assets and other capital purchases, the repayment of debt, funding of acquisitions, operations, and other working capital requirements. Our contractual obligations primarily relate to the repayment of existing debt and contractual obligations for operating and finance leases. The following table presents our material contractual obligations and commitments to make future payments as of December 31, 2023:

	Within 12 Months	Beyond 12 Months
Debt Obligations, including interest	$ 1,617	$ 7,911
Lease Obligations	1,130	2,666
Total	$ 2,747	$ 10,577

Except for the funding of potential acquisitions and investments, we anticipate that our operating cash flows will satisfy our material cash requirements for the 12 months after December 31, 2023. In addition to our operating cash flows, we may need to raise additional funds to support our contractual obligations and investing activities beyond such 12 month period, and such funding may not be available to us on acceptable terms, or at all. If we are unable to raise additional funds when needed, our operations and ability to execute our business strategy could be adversely affected. We may seek to raise additional funds through equity, equity-

linked or debt financings. If we raise additional funds through the incurrence of indebtedness, such indebtedness would have rights that are senior to holders of our equity securities and could contain covenants that restrict our operations. Any additional equity financing may be dilutive to our stockholders.

Leases

Leases under which we assume substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lesser of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to the asset. The associated lease liability is drawn down over the life of the lease by allocating a portion of each lease payment to the liability with the remainder being recognized as finance charges. Leases that do not transfer the risks and rewards of ownership to the Company are treated as operating leases and are expensed as incurred.

Retirement Plan

The Company maintains a 401(k) retirement plan for employees to which eligible employees can contribute a percentage of their pre-tax compensation. Matching employer contributions to the 401(k) plan totaled $1.4 million and $1.1 million for the years ended December 31, 2023 and 2022, respectively.

Off Balance Sheet Arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its results of operations or financial condition.

Recently Issued Accounting Pronouncements

See Note 2 – Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements for a description of recently issued accounting pronouncements, including the expected dates of adoption and estimated effects on our results of operations, financial positions and cash flows.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

VIEMED HEALTHCARE, INC.

(Tabular amounts expressed in thousands of U.S. Dollars, except per share amounts)

December 31, 2023 and 2022

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Viemed Healthcare, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Viemed Healthcare, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2019.

New Orleans, Louisiana

March 6, 2024

VIEMED HEALTHCARE, INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars, except outstanding shares)

	Note	At December 31, 2023	At December 31, 2022
ASSETS			
Current assets			
Cash and cash equivalents	2	$ 12,839	$ 16,914
Accounts receivable, net	2	18,451	15,379
Inventory	2	4,628	3,574
Income tax receivable		—	26
Prepaid expenses and other assets		2,449	3,849
Total current assets		$ 38,367	$ 39,742
Long-term assets			
Property and equipment, net	4	73,579	67,743
Finance lease right-of-use assets		401	—
Operating lease right-of-use assets		2,872	694
Equity investments	2	1,680	2,155
Debt investment	2	2,219	2,000
Deferred tax asset	10	4,558	3,119
Identifiable intangibles, net		567	—
Goodwill	3	29,765	—
Other long-term assets	9	887	1,590
Total long-term assets		$ 116,528	$ 77,301
TOTAL ASSETS		$ 154,895	$ 117,043
LIABILITIES			
Current liabilities			
Trade payables		$ 4,180	$ 2,650
Deferred revenue		6,207	4,624
Income taxes payable		2,153	—
Accrued liabilities	5	17,578	11,092
Finance lease liabilities, current portion		256	—
Operating lease liabilities, current portion	6	678	495
Current debt	6	1,072	—
Total current liabilities		$ 32,124	$ 18,861
Long-term liabilities			
Accrued liabilities	8	558	889
Finance lease liabilities, less current portion		132	—
Operating lease liabilities, less current portion	6	2,184	199
Long-term debt	6	6,002	—
Total long-term liabilities		$ 8,876	$ 1,088
TOTAL LIABILITIES		$ 41,000	$ 19,949
Commitments and Contingencies		—	—
SHAREHOLDERS' EQUITY			
Common stock - No par value: unlimited authorized; 38,506,161 and 38,049,739 issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	8	18,702	15,123
Additional paid-in capital		15,698	12,125
Retained earnings		79,495	69,846
TOTAL SHAREHOLDERS' EQUITY		$ 113,895	$ 97,094
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 154,895	$ 117,043

See accompanying notes to the consolidated financial statements

VIEMED HEALTHCARE, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Expressed in thousands of U.S. Dollars, except share and per share amounts)

	Note		Year Ended December 31, 2023		2022
Revenue	2	$	183,008	$	138,832
Cost of revenue			70,225		54,152
Gross profit		$	112,783	$	84,680
Operating expenses					
Selling, general and administrative			87,884		68,161
Research and development			2,782		2,696
Stock-based compensation	8		5,849		5,202
Depreciation and amortization			1,391		1,012
Loss on disposal of property and equipment			645		346
Other income, net			(98)		(989)
Income from operations		$	14,330	$	8,252
Non-operating income and expenses					
Income from equity method investments			485		935
Interest expense, net	6		(424)		(197)
Net income before taxes			14,391		8,990
Provision for income taxes	10		4,148		2,768
Net income		$	10,243	$	6,222
Other comprehensive income					
Change in unrealized gain/loss on derivative instruments, net of tax			—		278
Other comprehensive income		$	—	$	278
Comprehensive income		$	10,243	$	6,500
Net income per share					
Basic	11	$	0.27	$	0.16
Diluted	11	$	0.25	$	0.16
Weighted average number of common shares outstanding:					
Basic	11		38,354,071		38,655,403
Diluted	11		40,378,922		39,807,434

See accompanying notes to the consolidated financial statements

VIEMED HEALTHCARE, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in thousands of U.S. Dollars, except share and per share amounts)

	Common Stock		Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total Shareholders' equity
	Shares	Amount				
Shareholders' equity, December 31, 2021	**39,640,388**	**$ 14,014**	**$ 7,749**	**$ (278)**	**$ 73,335**	**$ 94,820**
Stock-based compensation - options	—	—	3,094	—	—	3,094
Stock-based compensation - restricted stock	—	—	2,108	—	—	2,108
Exercise of options	82,822	283	—	—	—	283
Shares issued for vesting of restricted stock units	148,404	826	(826)	—	—	—
Shares redeemed to pay income tax	(27,712)	—	—	—	(143)	(143)
Shares repurchased under the share repurchase program	(1,794,163)	—	—	—	(9,568)	(9,568)
Change in accumulated other comprehensive loss, net of tax	—	—	—	278	—	278
Net income	—	—	—	—	6,222	6,222
Shareholders' equity, December 31, 2022	**38,049,739**	**$ 15,123**	**$ 12,125**	**$ —**	**$ 69,846**	**$ 97,094**
Stock-based compensation - options	—	—	1,165	—	—	1,165
Stock-based compensation - restricted stock	—	—	4,684	—	—	4,684
Exercise of options	246,022	1,303	—	—	—	1,303
Shares issued for vesting of restricted stock units	285,635	2,276	(2,276)	—	—	—
Shares redeemed to pay income tax	(75,235)	—	—	—	(594)	(594)
Net income	—	—	—	—	10,243	10,243
Shareholders' equity, December 31, 2023	**38,506,161**	**$ 18,702**	**$ 15,698**	**$ —**	**$ 79,495**	**$ 113,895**

See accompanying notes to the consolidated financial statements

VIEMED HEALTHCARE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

	Note	Year Ended December 31, 2023	Year Ended December 31, 2022
Cash flows from operating activities			
Net income		$ 10,243	$ 6,222
Adjustments for:			
Depreciation and amortization		21,862	15,630
Change in inventory reserve		—	(1,418)
Stock-based compensation expense	8	5,849	5,202
Distributions of earnings received from equity method investments		980	1,079
Income from equity method investments		(485)	(935)
Income from debt investment		(219)	—
Loss on disposal of property and equipment		645	346
Deferred income tax (benefit) expense		(1,439)	1,746
Changes in working capital, net of effects from acquisitions:			
Accounts receivable, net		(1,058)	(2,556)
Inventory		(472)	301
Prepaid expenses and other assets		2,176	(2,838)
Trade payables		(859)	(318)
Deferred revenue		851	871
Accrued liabilities		4,959	2,549
Income tax payable/receivable		2,179	1,867
Net cash provided by operating activities		$ 45,212	$ 27,748
Cash flows from investing activities			
Purchase of property and equipment	4	(26,093)	(22,898)
Investment in equity investments	2	(20)	(141)
Cash paid for acquisition of HMP, net of cash acquired	3	(28,588)	—
Investment in debt security	2	—	(2,000)
Proceeds from sale of property and equipment	4	2,588	1,063
Net cash used in investing activities		$ (52,113)	$ (23,976)
Cash flows from financing activities			
Proceeds from exercise of options	8	1,303	283
Proceeds from term notes	6	5,000	—
Principal payments on term notes	6	(3,721)	(5,796)
Proceeds from revolving credit facilities		8,000	—
Payments on revolving credit facilities		(7,005)	—
Shares redeemed to pay income tax	8	(594)	(143)
Shares repurchased under the share repurchase program		—	(9,568)
Repayments of lease liabilities		(157)	(42)
Net cash provided by (used in) financing activities		$ 2,826	$ (15,266)
Net decrease in cash and cash equivalents		(4,075)	(11,494)
Cash and cash equivalents at beginning of year		16,914	28,408
Cash and cash equivalents at end of period		$ 12,839	$ 16,914
Supplemental disclosures of cash flow information			
Cash paid during the period for interest		$ 851	$ 231
Cash paid (received) during the period for income taxes, net of refunds		$ 3,566	$ (846)
Supplemental disclosures of non-cash transactions			
Non-cash change in debt from the reclassification of debt issuance costs	6	$ (594)	$ —
Net non-cash changes to operating lease		$ (41)	$ 530

See accompanying notes to the consolidated financial statements

(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

Notes to Consolidated Financial Statements

1. Nature of Business and Operations

Viemed Healthcare, Inc. (the "Company"), through its subsidiaries, is a provider of home medical equipment and post-acute respiratory healthcare services in the United States. The Company's service offerings are focused on effective in-home treatment with clinical practitioners providing therapy and counseling to patients in their homes using cutting edge technology. The Company serves patients in all 50 states of the United States. The Company was incorporated under the Business Corporations Act (British Columbia) on December 14, 2016. The Company's registered and records office is located at Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7 and its corporate office is located at 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508.

As of June 30, 2023, the Company determined that it no longer qualifies as a "smaller reporting company," but the Company is not required to comply with the larger company disclosure obligations (subject to certain exemptions and relief from various reporting requirements that are applicable to emerging growth companies) until our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024. As a result, this Annual Report on Form 10-K is only required to comply with the smaller company disclosure obligations.

The Company is an "emerging growth company," as defined in the Jumpstart Our Business Startups Act (the "JOBS Act"), and, as such, has elected to comply with certain reduced U.S. public company reporting requirements.

The Company's common shares are traded on the Nasdaq Capital Market under the symbol "VMD".

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the SEC.

In the opinion of management, all adjustments, consisting of only normal recurring adjustments that are necessary to present fairly the financial position, results of operations, and cash flows have been made.

Reporting Currency

All values are in U.S. dollars ($ or "USD").

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases these estimates and assumptions upon historical experience, existing and known circumstances, authoritative accounting pronouncements and other factors that management believes to be reasonable. Significant areas requiring the use of management estimates relate to revenue recognition, accounts receivable, business combinations, income tax provisions, and fair value of financial instruments. Actual results could differ from these estimates.

Segment Reporting

The Company's chief operating decision-makers ("CODMs") are its Chief Executive Officer and Chief Operating Officer, who make resource allocation decisions and assess performance based on financial information presented on an aggregate basis. There are no segment managers who are held accountable by the chief operating decision-makers, or anyone else, for any planning, strategy and key decision-making regarding operations. The corporate office is responsible for contract negotiation with vendors and payors, corporate compliance with healthcare laws and regulations, and revenue cycle management, among other corporate supporting functions. Accordingly, the Company has a single reportable segment and operating segment structure based on ASC 280, *Segment Reporting*.

(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and temporary investments with an original maturity of three months or less that are readily convertible to known amounts of cash that are subject to insignificant risk or change. At December 31, 2023 and 2022, the Company's cash was held primarily in checking and money market accounts. Cash and cash equivalents consist of the following at December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Cash	$ 7,182	$ 5,910
Money market accounts	5,657	11,004
Total cash and cash equivalents	**$ 12,839**	**$ 16,914**

Accounts Receivable

Accounts receivable and net revenues are based on contractually agreed-upon rates for services provided, reduced by estimated adjustments, including variable consideration for implicit price concessions for sales revenue. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. The complexity of third-party billing arrangements and laws and regulations governing Medicare and Medicaid may result in adjustments to amounts originally recorded.

The Company performs a periodic analysis to review the valuation of accounts receivable and collectability of outstanding balances. These estimates are determined utilizing historical realization data under a portfolio approach which is then assessed by management to evaluate whether adjustments should be made based on accounts receivable aging trends, other operating trends, and relevant business conditions such as governmental and managed care payor claims processing procedures.

The Company records a reserve for estimated probable losses as part of net rental revenue adjustments in order to report rental revenue at an expected collectable amount based on the total portfolio of operating lease receivables for which collectability has been deemed probable. The accounts receivable are presented on the Consolidated Balance Sheets net of the adjustments.

Receivables are considered past due when not collected by established due dates. Specific patient balances are written off after collection efforts have been followed and the account has been determined to be uncollectible. Revisions in reserve estimates are recorded as an adjustment to net revenue in the period of revision. The estimates of the allowance for uncollectible accounts was $11.1 million and $8.5 million as of December 31, 2023 and 2022, respectively.

Included in accounts receivable at December 31, 2023 are amounts due from Medicare and Medicaid representing 28% and 4%, respectively, and 32% combined, of total outstanding net receivables. As of December 31, 2022, 48% of total outstanding receivables were amounts due from Medicare and Medicaid.

Inventory

Inventory represents non-serialized supplies that consist of equipment parts, consumables, and associated product supplies and is expensed at the time of sale or use. The Company values inventory at the lower of cost or net realizable value. Obsolete and unserviceable inventories are valued at estimated net realizable value.

Property and Equipment

Property and equipment is presented on the Consolidated Balance Sheets at historic cost less accumulated depreciation. Major renewals and improvements that extend the useful life of assets are capitalized to the respective property accounts, while maintenance and repairs, which do not extend the useful life of the respective assets, are expensed as incurred. Management has estimated the useful lives of equipment leased to customers. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Property and equipment are depreciated on a straight-line basis over their estimated useful lives.

(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

The estimated useful lives of the property and equipment are as follows:

Description	Estimated Useful Lives
Medical Equipment	1 - 10 Years
Computer Equipment	5 Years
Office Furniture & Fixtures	5 - 10 Years
Leasehold Improvements	Shorter of Useful Life or Lease
Vehicles	5 Years
Buildings	15 - 39 Years
Land	Indefinite Life

Depreciation of medical equipment commences at the date of service, which represents the date that the asset has been delivered to a patient and is put in use and continues through the useful life of the asset. Property and equipment with definite useful lives are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

Equity Investments

Equity investments on the Consolidated Balance Sheets are comprised of an investment accounted for under the equity method and equity investments without readily determinable fair values accounted for under the measurement alternative described in ASC 321-10-35-2.

The following table details the Company’s equity investments:

	December 31, 2023	December 31, 2022
Equity method investments	$ 320	$ 816
Other equity investments	1,360	1,339
Balance, end of period	**$ 1,680**	**$ 2,155**

The Company's equity method investments include a 49% equity interest in Solvet Services, LLC, an entity which provides health care support services to state and federal governments. Investments accounted for under the equity method are investments in unconsolidated entities over whose operating and financial policies the Company has the ability to exercise significant influence but not control. Equity method investments are initially measured at cost in the Consolidated Balance Sheets with any subsequent adjustments made to the carrying amount of the investment for the Company’s proportionate share of income or loss. Distributions received from the investee reduce the Company’s carrying value of the investment. The Company has recognized its share of income or loss on the gain (loss) from equity method investments within non-operating expenses in the Consolidated Statements of Income and Comprehensive Income. Equity method investments are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of the investments may exceed the fair value. No events or changes have occurred as of December 31, 2023 that would impair the carrying value of equity method investments.

Other equity investments include an equity interest in VeruStat, Inc, a remote patient monitoring entity, and an equity interest in DMEscripts, LLC, an e-prescribing platform. Other equity investments are investments without a readily determinable fair value which do not qualify for the practical expedient in ASC 820. For these investments, the Company has elected the measurement alternative which measures the investment at cost, less any impairment. ASU 2019-04 clarifies that if an entity identifies observable price changes in orderly transactions for the identical or a similar investment of the same issuer, it must measure its equity investment at fair value in accordance with ASC 820 as of the date that the observable transaction occurred. The Company was not aware of any impairment or observable price change adjustments that needed to be made as of December 31, 2023 on its investments in equity securities without a readily determinable fair value.

Debt Investment

The Company's debt investment is a variable rate secured convertible note issued by Healthcare DX, Inc. (d/b/a ModoHealth) on December 21, 2022, classified as an available-for-sale debt instrument. Accrued interest is due upon the 18 month maturity of the note and is included in the amortized cost basis at each reporting period. At each financial statement date until a conversion event, the debt instrument is required to be remeasured at fair value. Changes in unrealized gains and losses are included in accumulated other comprehensive income, net of tax effect, until realized.

(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

Intangible Assets

Intangible assets include trade names and other identifiable intangible assets which are amortized on a straight-line basis over a period of their expected useful lives, generally five years.

During the year ended December 31, 2023, the Company recorded $0.5 million in trade names and $0.1 million of other intangibles related to the acquisition of HMP (as defined below). Amortization expense related to identifiable intangible assets, which is included in depreciation and amortization in the accompanying Consolidated Statements of Income and Comprehensive Income, was $75,000 for the year ended December 31, 2023. The weighted average remaining useful life of intangible assets was 4.4 years as of December 31, 2023.

Comprehensive Income

Comprehensive income reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company's comprehensive income represents net income adjusted for unrealized gains and losses on derivative instruments, net of tax. Accumulated other comprehensive loss is presented on the accompanying Consolidated Balance Sheets as a component of shareholders' equity.

Revenue Recognition

Revenues are principally derived from the rental and sale of HME products and services to patients.

Rental revenues

Revenue generated from equipment that is rented to patients is recognized over the non-cancellable rental period (typically one month) and commences on delivery of the equipment to the patients. The lease agreements are evaluated at lease commencement and the start of each monthly renewal period to determine if it is reasonably certain that the monthly renewal or purchase options would be exercised. The exercise of monthly renewal or purchase options by a patient has historically not been reasonably certain to occur at lease commencement or subsequent monthly renewal.

Revenues are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors, including private insurers, prepaid health plans, Medicare, Medicaid and patients. Rental revenue, less estimated adjustments, is recognized as earned on a straight-line basis over the non-cancellable lease term. Rental of patient equipment is billed on a monthly basis beginning on the date the equipment is delivered. Since deliveries can occur on any day during a month, the amount of billings that apply to the next month are deferred.

The Company's lease agreements generally contain lease components and non-lease components which primarily relate to supplies. The Company has made the accounting policy election to account for a lease component of an agreement and its associated non-lease components as a single lease component based on the Company's assessment of classification of the lease based on the consideration in the contract for the combined component.

Sales and Services revenues

Revenue related to sales of equipment and supplies is recognized on the date of delivery as this is when control of the promised goods is transferred to patients and is presented net of applicable sales taxes. Revenues are recorded only to the extent it is probable that a significant reversal will not occur in the future as amounts may include implicit price concessions under reimbursement arrangements with third-party payors, including private insurers, prepaid health plans, Medicare, Medicaid and patients. The sales transaction price is determined based on contractually agreed-upon rates, adjusted for estimates of variable consideration. The expected value method is used in determining the variable consideration as part of determining the sales transaction price using historical reimbursement experience, historical sales returns, and other operating trends. Payment terms and conditions vary by contract. The timing of revenue recognition, billing, and cash collection generally results in billed and unbilled accounts receivable.

Revenues associated with external staffing services are accrued on an hourly basis and are recorded based on the determination of whether the Company is acting as a principal or an agent. In arrangements in which the Company manages customers' supplemental workforce needs utilizing its own network of healthcare professionals, the Company is determined to be a principal and includes the contractual gross billings in revenues with a corresponding increase to cost of revenues for worksite employee payroll costs associated with these services. Alternatively, when the Company acts as agent in the performance of workforce management, revenue is recorded based on contractually agreed upon fees or commissions with no associated cost of revenues.

(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

The revenues from each major source are summarized in the following table:

	Year Ended December 31,	
	2023	2022
Revenue from rentals		
Ventilator rentals, non-invasive and invasive	$ 108,258	$ 92,710
Other durable medical equipment rentals	38,315	21,446
Revenue from sales and services		
Equipment and supply sales	25,770	13,927
COVID-19 response sales and services	—	2,278
Service revenues	10,665	8,471
Total revenues	**$ 183,008**	**$ 138,832**

Revenues from Medicare and Medicaid as percentages of the Company's traditional revenue streams, excluding COVID-19 response sales and services, for the years ended December 31, 2023 and 2022 were as follows:

	Year Ended December 31,	
	2023	2022
Medicare revenues	44 %	47 %
Medicaid revenues	2 %	9 %
Total Medicare and Medicaid revenues	**46 %**	**56 %**

Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with ASC 718*, "Compensation—Stock Compensation"*, which establishes accounting for share-based awards exchanged for employee services and requires companies to expense the estimated fair value of these awards over the requisite employee service period. Stock–based compensation costs for stock options are determined at the grant date using the Black-Scholes option pricing model. Stock-based compensation costs for RSUs are determined at the grant date based on the closing stock price. The expense of such stock-based compensation awards is recognized using the graded vesting attribution method over the vesting period and the offsetting credit is recorded as an increase in additional paid-in capital. Forfeitures are recorded as incurred. Any excess tax benefit or deficiency is recognized as a component of income taxes and within operating cash flows upon vesting of the share-based award.

For the Company's phantom share units settled in cash, the Company computes the fair value of the phantom share units using the closing price of the Company's stock at the end of each period and records a liability based on the percentage of requisite service.

Interest Rate Swaps

The Company utilized an interest rate swap contract to reduce exposure to fluctuations in variable interest rates for future interest payments on the 2019 Term Note (as defined below).

For determining the fair value of the interest rate swap contract, the Company uses significant other observable market data or assumptions (Level 2 inputs) that market participants would use in pricing similar assets or liabilities, including assumptions about counterparty risk. These fair value estimates reflect an income approach based on the terms of the interest rate swap contract and inputs corroborated by observable market data including interest rate curves. The Company presents a positive ending period fair value of the interest rate swap contract in other long-term assets, as a component of long-term assets, and a negative ending period fair value of the interest rate swap contract in accrued liabilities, as a component of long-term liabilities on the Consolidated Balance Sheets.

The Company recognized any differences between the variable interest rate payments and the fixed interest rate settlements from its swap counterparty as an adjustment to interest expense over the life of the swap. If determined to be an effective cash flow hedge, the Company will record the changes in the estimated fair value of the swaps to accumulated other comprehensive income or loss on the Consolidated Balance Sheets. To the extent that interest rate swaps are determined to be ineffective, the Company would recognize the changes in the estimated fair value of swaps in interest and other non-operating expenses, net in its Consolidated Statements of Income and Comprehensive Income.

During the year ended December 31, 2022, the Company settled its interest rate swap in connection with the refinancing of its credit facilities and recognized the realized gain of $0.2 million in Other Income.

Income Taxes

The Company is subject to income taxes in numerous U.S. jurisdictions. Significant judgment is required in determining the provision for income taxes. The Company's income tax provisions reflect management's interpretation of country and state tax laws. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business and may remain uncertain for several years after their occurrence. The Company recognizes assets and liabilities for taxation when it is probable that the Company will receive refunds from or pay taxes to the relevant tax authority. Where the final determination of tax assets and liabilities is different from the amounts that were initially recorded, such differences will impact the current and deferred income taxes provision in the period in which such a determination is made. Changes in tax law or changes in the way tax law is interpreted may also impact the Company's effective tax rate as well as the Company's business and operations.

Deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying value of assets and liabilities and their respective income tax bases. Deferred income tax assets or liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. The calculation of current and deferred income taxes requires management to make estimates and assumptions and to exercise a certain amount of judgment concerning the carrying value of assets and liabilities. The current and deferred income tax assets and liabilities are also impacted by expectations about future operating results and the timing of reversal of temporary differences as well as possible audits of tax filings by regulatory agencies. Changes or differences in these estimates or assumptions may result in changes to the current and deferred tax assets and liabilities on the Consolidated Balance Sheets and a charge to or recovery of income tax expense.

Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable earnings. The effect of a change in the enacted tax rates is recognized in net earnings and comprehensive income or in equity depending on the item to which the adjustment relates. At each reporting period end, deferred tax assets are evaluated for recoverability based on whether it is more likely than not that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Business Combinations

The Company applies the acquisition method of accounting for business acquisitions. The results of operations of the business acquired by the Company are included as of the respective acquisition date. The acquisition-date fair value of the consideration transferred, including the fair value of any contingent consideration, is allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. To the extent the acquisition-date fair value of the consideration transferred exceeds the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed, such excess is allocated to goodwill. Patient relationships, medical records and patient lists are not reported as separate intangible assets due to the regulatory requirements and lack of contractual agreements but are part of goodwill. Customer related relationships are not reported as separate intangible assets but are part of goodwill as authorizing physicians are under no obligation to refer the Company's services to their patients, who are free to change physicians and service providers at any time. The Company may adjust the preliminary purchase price allocation, as necessary, as it obtains more information regarding asset valuations and liabilities assumed that existed but were not available at the acquisition date, which is generally up to one year after the acquisition closing date. Acquisition related costs are recognized separately from the business combination and are expensed as incurred.

Impairment of Goodwill and Long-Lived Assets

Goodwill resulting from business combinations is not amortized, rather, it is assessed for impairment annually and upon the occurrence of a triggering event or change in circumstances indicating a possible impairment. Such triggering events potentially warranting an annual or interim goodwill impairment assessment include, among other factors, declines in historical or projected revenue, operating income or cash flows, and sustained decreases in the Company's stock price or market capitalization. Such changes in circumstance can include, among others, changes in the legal environment, reimbursement environment, operating performance, and/or future prospects.

The Company performs its annual impairment assessment of goodwill during the fourth quarter of each year. The impairment assessment can be performed on either a quantitative or qualitative basis. The Company first assesses qualitative factors to determine whether it is necessary to perform a quantitative goodwill impairment analysis. If determined necessary, the Company applies the quantitative impairment test to identify and measure the amount of impairment, if any. Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions and factors, such as estimates of a reporting unit's fair value and judgment about impairment triggering events. As a result, there can be no assurance that the estimates and assumptions made for purposes of the annual or interim goodwill impairment test will prove to be accurate predictions of the future.

(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

For the year ended December 31, 2023, the Company performed an assessment of qualitative factors and determined that no events or circumstances existed that would lead to a determination that it is more likely than not that the fair value of indefinite-lived assets were less than the carrying amount. As such, a quantitative analysis was not required to be performed and the Company did not record any goodwill impairment charges.

The Company follows ASC Topic 360, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the asset group's carrying amounts may not be recoverable. In performing the review for recoverability, if future undiscounted cash flows (excluding interest charges) from the use and ultimate disposition of the assets are less than their carrying values, an impairment loss represented by the difference between its fair value and carrying value, is recognized. When properties are classified as held for sale they are recorded at the lower of the carrying amount or the expected sales price less costs to sell. There were no impairment charges recognized during the years ended December 31, 2023 and 2022.

Net Income per Share Attributable to Common Stockholders

Basic net income per common share is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted net income per common share is computed based on the weighted average number of shares of common stock plus the effect of dilutive stock-based awards outstanding during the period using the treasury stock method. Dilutive stock-based awards include outstanding common stock options and time-based RSUs.

See Note 11 for earnings per share computations.

Recently Adopted Accounting Pronouncements

On January 1, 2023, the Company adopted ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. The standard replaces the current incurred loss impairment model that recognizes losses when a probable threshold is met with a requirement to recognize lifetime expected credit losses immediately when a financial asset is originated or purchased. Further, the FASB issued ASU 2019-04 and ASU 2019-05 to provide additional guidance on the credit losses standard. While the adoption of ASC 326 could result in a higher allowance recorded in the future for credit losses on receivables within the scope of the standard due to the prescribed measurement principles, the impact of the adoption on the Company's consolidated financials statements was not material.

In September 2022, the FASB issued ASU No. 2022-04, Liabilities — Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations, which requires entities that use supplier finance programs in connection with the purchase of goods and services to disclose the key terms of the programs and information about their obligations that are outstanding at the end of the reporting period. The amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on rollforward information, which is effective for fiscal years beginning after December 15, 2023. The Company adopted this standard during the year ended December 31, 2023, which did not have a material impact on its consolidated financial statements and related disclosures.

Recently Issued Accounting Pronouncements

The Company is an "emerging growth company" as defined by the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. In other words, an emerging growth company can selectively delay the adoption of all accounting standards until those standards would otherwise apply to private companies. The Company has elected to utilize this exemption and, as a result, the consolidated financial statements may not be comparable to the financial statements of issuers that are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. To date, however, the Company has not delayed the adoption of any accounting standards except as noted below. Section 107 of the JOBS Act provides that the Company can elect to opt out of the extended transition period at any time, which election is irrevocable.

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is intended to improve the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid by jurisdiction. The ASU is effective for public business entities' annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements.

(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

3. Business Combinations

On June 1, 2023, Viemed, Inc., a wholly-owned subsidiary of the Company, completed the acquisition of Home Medical Products, Inc. ("HMP"), which operates in Tennessee, Alabama, and Mississippi. The Company acquired 100% of the equity ownership of HMP in exchange for approximately $29 million in cash or cash payable, subject to customary post-closing net working capital and other adjustments. Approximately $16 million of the purchase consideration was funded by cash on hand, $8 million was funded by a borrowing on the 2022 Revolving Credit Facility, and $5 million was funded by a borrowing on the 2022 Term Loan Facility.

The results of HMP's operations have been included in the consolidated financial statements since the date of acquisition. The Company expensed $538,000 of acquisition and integration costs in conjunction with the acquisition for the year ended December 31, 2023. These costs include system conversion and integrating operations charges, as well as legal and consulting expenses, and are included in selling, general, and administrative expense in the accompanying Consolidated Statements of Income and Comprehensive Income.

The following table summarizes the consideration paid and estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

Purchase Price		
Cash paid	$	29,417
Identifiable Assets		
Cash and cash equivalents		829
Accounts receivable		2,014
Inventory		582
Prepaid expenses and other assets		498
Property and equipment		4,358
Lease assets		743
Identifiable intangibles		641
Other long-term assets		25
TOTAL ASSETS		9,690
Identifiable Liabilities		
Trade payables		1,985
Deferred revenue		732
Accrued liabilities		1,195
Current portion of lease liabilities		536
Current debt		4,558
Long-term lease liabilities		196
Long-term debt		836
TOTAL LIABILITIES		10,038
Net assets (liabilities) acquired		(348)
Resulting goodwill	$	29,765

(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

The fair value of accounts receivables acquired is $2.0 million, with the gross contractual amount being $2.9 million. The Company expects $0.9 million to be uncollectible. The amounts of revenue and pre-tax income of HMP included in the Company's Consolidated Statements of Income and Comprehensive Income from the acquisition date to December 31, 2023 was $16.2 million and $1.3 million, respectively. After the Company's June 30, 2023 financial statements were issued, management identified and recorded immaterial measurement period adjustments to the provisional balances pertaining to the acquired cash and cash equivalents, prepaid expenses and other assets, trade payables, and long-term lease liability accounts. As a result of these adjustments, there was an increase in the provisional goodwill balance, which resulted in no impact on the current period's income or expenses. Also after the Company's June 30, 2023 financial statements were issued, the Company received a final valuation report from a third-party valuation firm. After considering the results of that valuation report, the Company has estimated that the fair value of the identified intangible assets acquired as part of the business combination to be $641,000. As a result, the fair value of the identifiable intangibles were decreased by $47,000 on December 31, 2023, due to this new information, with a corresponding increase to goodwill. In addition, the change to the provisional amount resulted in a decrease in amortization expense and accumulated amortization of $5,500.

Goodwill resulted from a combination of synergies and cost savings, and further expansion into Tennessee, Alabama, and Mississippi. All of the goodwill is deductible for income tax purposes. There are no contingent consideration arrangements included in the transaction.

4. Property and Equipment

The Company’s fixed assets consist of its medical equipment held for rental, furniture and equipment, real property and related improvements, and vehicles and other various small equipment.

The following table details the Company’s fixed assets:

	December 31, 2023	December 31, 2022
Medical equipment	$ 110,920	$ 93,893
Furniture and equipment	3,540	2,792
Land	2,566	2,566
Buildings	7,953	7,043
Leasehold improvements	345	296
Vehicles	1,192	1,052
Less: Accumulated depreciation	(52,937)	(39,899)
Property and equipment, net of accumulated depreciation and amortization	**$ 73,579**	**$ 67,743**

Depreciation in the amount of $20.5 million and $14.6 million is included in cost of revenue for the years ended December 31, 2023 and 2022, respectively. Medical equipment purchases with a cost of $1.4 million and $0.7 million were included in accounts payable at December 31, 2023 and 2022, respectively.

5. Current Liabilities

The Company’s short-term accrued liabilities are included within current liabilities and consist of the following:

	December 31, 2023	December 31, 2022
Accrued trade payables	$ 3,230	$ 2,254
Accrued commissions payable	794	608
Accrued bonuses payable	7,131	3,708
Accrued vacation and payroll	2,058	1,484
Current portion of phantom share liability	1,867	1,704
Accrued other liabilities	2,498	1,334
Total accrued liabilities	**$ 17,578**	**$ 11,092**

(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

6. Debt and Lease Liabilities

2018 Senior Credit Facility

On February 20, 2018, the Company entered a Commercial Business Loan Agreement (the "2018 Senior Credit Facility") that provided for Term Loans and Lines of Credit with Hancock Whitney Bank. Until November 29, 2022, the Company maintained a line of credit in the amount of $30.0 million under the 2018 Senior Credit Facility. On May 30, 2019, the Company entered into a term note ("Building Term Note") under the 2018 Senior Credit Facility in the principal amount of $4.8 million. The proceeds of the Building Term Note were used to purchase the Company's corporate headquarters. In connection with the Building Term Note, the Company entered into an interest rate swap transaction ("Interest Rate Swap Transaction") with Hancock Whitney Bank effectively fixing the interest rate for the Building Term Note at 4.68%. On September 19, 2019, the Company entered into an additional loan agreement providing for a term note (the "2019 Term Note") under the 2018 Senior Credit Facility in the principal amount of $5.0 million and bearing an annual interest rate of 4.60%. The proceeds of the 2019 Term Note were utilized for general corporate purposes. The 2019 Term Note matured on September 19, 2022 at which time the entire unpaid balance of principal and interest was repaid in full. In connection with the entry in to the 2022 Senior Credit Facilities on November 29, 2022, the Company retired the 2018 Senior Credit Facility, and repaid all outstanding interest and principal in full.

2022 Senior Credit Facilities

On November 29, 2022, the Company refinanced its existing borrowings under the 2018 Senior Credit Facility and entered into a new credit agreement (the "2022 Senior Credit Facilities") with the lenders from time to time party thereto, and Regions Bank, as administrative agent (the "Administrative Agent") and collateral agent, that provides for an up to $30.0 million revolving credit facility (the "2022 Revolving Credit Facility") and an up to $30.0 million delayed draw term loan facility (the "2022 Term Loan Facility"), both maturing in November 2027.

The proceeds of the 2022 Revolving Credit Facility may be used to refinance existing indebtedness, for working capital purposes, capital expenditures and other general corporate purposes (including permitted acquisitions), and to pay transaction fees, costs and expenses related to the 2022 Senior Credit Facilities. The proceeds of the 2022 Term Loan Facility and any additional term loans established in accordance with the 2022 Senior Credit Facilities may be used to finance permitted acquisitions and to pay transaction fees, costs and expenses related to such acquisitions.

The interest rates per annum applicable to the 2022 Senior Credit Facilities are Term SOFR (as defined in the 2022 Senior Credit Facilities) plus an applicable margin, which ranges from 2.625% to 3.375%, or, at the option of the Company, a Base Rate (as defined in the 2022 Senior Credit Facilities) plus an applicable margin, which ranges from 1.625% to 2.375%.

The 2022 Senior Credit Facilities require the Company to comply with certain affirmative, as well as certain negative covenants that, among other things, will restrict, subject to certain exceptions, the ability of the Company to incur indebtedness, grant liens, make investments, engage in acquisitions, mergers or consolidations and pay dividends and other restricted payments. The 2022 Senior Credit Facilities also include certain financial covenants, which generally include, but are not limited to the following:

- Consolidated Total Leverage Ratio (defined generally as total indebtedness to adjusted EBITDA) of not greater than (i) for any fiscal quarter ending during the period from the closing date to and including December 31, 2024, 2.75 to 1.0 and (ii) for any fiscal quarter ending on and after March 31, 2025, 2.50 to 1.0, subject to certain adjustments following a material acquisition.
- Consolidated Fixed Charge Coverage Ratio (defined generally as (a) adjusted EBITDA minus capital expenditures minus cash taxes to (b) the sum of scheduled principal payments plus cash interest expense plus restricted payments) of not less than 1.25:1.0.

The Company was in compliance with all covenants under the 2022 Senior Credit Facilities in effect at December 31, 2023.

The 2022 Senior Credit Facilities include provisions permitting the Company from time to time to, subject to certain terms and conditions, increase the aggregate amount of commitments under the 2022 Revolving Credit Facility and/or establish one or more additional term loans under the 2022 Term Loan Facility, in each case, with additional commitments from existing lenders or new commitments from financial institutions acceptable to the Administrative Agent in its reasonable discretion; provided, that, (a) the aggregate principal amount of any increases in the 2022 Revolving Credit Facility, and (b) the aggregate principal amount of all additional term loans under the 2022 Term Loan Facility established after the closing date will not exceed $30.0 million.

(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

Financing costs related to the 2022 Senior Credit Facilities are capitalized and amortized over the term of the loans using the effective interest method. Upon the initial draw of debt under the 2022 Senior Credit Facilities during the year ended December 31, 2023, the Company reclassified the deferred financing fees previously recorded in other long-term assets to long-term debt in the consolidated balance sheets.

The recorded balances associated with the 2022 Senior Credit Facilities are as follows:

	December 31, 2023	December 31, 2022
Outstanding balance	$ 6,875	$ —
Financing costs and commitment fees	(594)	
Less:		
Current portion of notes payable	(313)	—
Net long-term notes payable	**$ 5,968**	**$ —**

Medical Equipment Financing

As a result of the acquisition of HMP, the Company assumed equipment financing obligations consisting of installment payments for medical equipment which secure the financing. The financing obligations are payable in monthly installments through 2026 and include interest at rates ranging from 0% to 7.99%. As of December 31, 2023, $0.8 million of the outstanding medical equipment financing obligations is presented on the consolidated balance sheets as short term debt based on the scheduled repayment dates.

Leases

The Company has recognized finance lease liabilities for vehicles and operating leases for land and buildings that have terms greater than twelve months, as follows:

	December 31, 2023	December 31, 2022
Lease liabilities	$ 3,250	$ 694
Less:		
Current portion of lease liabilities	(934)	(495)
Net long-term lease liabilities	**$ 2,316**	**$ 199**

Operating Lease Liabilities

The Company has recognized operating lease liabilities that relate primarily to the lease of land and buildings. The exercise of lease renewal options is at the Company's sole discretion and is included in the lease term for calculations of its right-of-use assets and liabilities when it is reasonably certain that the Company plans to renew these leases. These lease liabilities are recorded at present value based on a discount rate of 5.50%, which was based on the Company's incremental borrowing rate at the time of assessment. At December 31, 2023, the weighted average lease term was approximately 4.51 years.

Future maturities of the Company's operating lease liabilities as of December 31, 2023 are summarized as follows:

	Lease Liability
2024	$ 874
2025	736
2026	615
2027	617
2028	560
Thereafter	7
Total lease payments	**$ 3,409**
Less: imputed interest	**$ 547**
Present value of lease liabilities	**$ 2,862**

Operating rental expenses for the years ended December 31, 2023 and 2022 amounted to $355,000 and $539,000, respectively.

7.   Fair Value Measurement

Under ASC Topic 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC Topic 820 establishes a hierarchy for inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. There are three levels to the hierarchy based on the reliability of inputs, as follows:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets and liabilities in markets that are not active.

Level 3 - Unobservable inputs for the asset or liability. The degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Assets Measured at Fair Value on a Recurring Basis

The Company measures certain assets at fair value on a recurring basis. There were no transfers between fair value measurement levels during any presented period.

The following tables summarize the Company's assets measured at fair value on a recurring basis as of December 31, 2023 and December 31, 2022:

(In thousands)	At December 31, 2023			
	Level 1	Level 2	Level 3	Total
Recurring Fair Value Measurements:				
Money market mutual funds	$ 5,657	$ —	$ —	$ 5,657
Available for sale debt instrument	—	—	2,219	2,219
Total	$ 5,657	$ —	$ 2,219	$ 7,876

(In thousands)	At December 31, 2022			
	Level 1	Level 2	Level 3	Total
Recurring Fair Value Measurements:				
Money market mutual funds	$ 11,005	$ —	$ —	$ 11,005
Available for sale debt instrument	—	—	2,000	2,000
Total	$ 11,005	$ —	$ 2,000	$ 13,005

Available for Sale Debt Instrument

The fair value of the Company's available for sale debt instrument approximates its amortized cost basis due to the short maturity and indexed interest rate terms. The fair value is classified within Level 3 in the fair value hierarchy as the Company evaluates adjustments using a combination of observable and unobservable inputs, such as operating results of the counterparty as well observable prices in transactions of debt and equity instruments of the issuing counterparty when available. As of December 31, 2023, the analysis resulted in no adjustments to the carrying value impacting unrealized gains or losses. All changes to measured fair value during the period were the result of accrued interest.

(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

Assets Measured at Fair Value on a Nonrecurring Basis

The Company measures certain assets at fair value on a nonrecurring basis. These assets include equity method investments, other equity investments, and the fair value allocation related to the Company’s acquisitions.

Equity method investments are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of the investments may exceed the fair value. The Company's other equity investments are holdings in privately-held companies without a readily determinable market value. The Company remeasures equity securities without readily determinable fair value at fair value when an orderly transaction is identified for an identical or similar investment of the same issuer in accordance with the measurement alternative under Topic 820. ASU 2019-04 states that the measurement alternative is a nonrecurring fair value measurement. Accordingly, other equity investments without readily determinable fair value are classified within Level 3 in the fair value hierarchy because the Company estimates the value using a combination of observable and unobservable inputs, including valuation ascribed to the issuing company in subsequent financing rounds, volatility in the results of operations of the issuers and rights and obligations of the holdings the Company owns. The Company had no material adjustments of equity method investments or other equity investments measured at fair value on a nonrecurring basis during any of the periods presented.

The fair value allocation related to the Company’s acquisitions are determined using a discounted cash flow approach, or a replacement cost approach, which are based on significant unobservable inputs (Level 3). These valuation methods required management to make various assumptions, including, but not limited to, future profitability, cash flows, replacement costs, and discount rates. The Company’s estimates are based upon historical trends, management’s knowledge and experience and overall economic factors, including projections of future earnings potential. Developing discounted future cash flows in applying the income approach requires the Company to evaluate its intermediate to longer-term strategies, including, but not limited to, estimates of revenue growth, operating margins, capital requirements, inflation and working capital management. The development of appropriate rates to discount the estimated future cash flows requires the selection of risk premiums, which can materially impact the present value of future cash flows.

The Company estimated the fair value of acquired identifiable intangible assets using discounted cash flow techniques that included an estimate of future cash flows, consistent with overall cash flow projections used to determine the purchase price paid to acquire the business, discounted at a rate of return that reflects the relative risk of the cash flows. The Company estimated the fair value of certain acquired identifiable intangible assets based on the cost approach using estimated costs consistent with historical experience. The Company believes the estimates and assumptions used in the valuation methods are reasonable.

There were no transfers between fair value measurement levels during any presented period.

8. Shareholders' Equity

Authorized Share Capital

The Company’s authorized share capital consists of an unlimited number of common shares, with no stated par value.

Issued and Outstanding Share Capital

The Company has only one class of stock outstanding, common shares. The authorized stock consists of an unlimited number of common shares with no stated par value, of which 38,506,161 and 38,049,739 shares were issued and outstanding as of December 31, 2023 and 2022, respectively.

The Company acquired and cancelled 75,235 common shares at a cost of $0.6 million to satisfy employee income tax withholding associated with RSUs vesting during the year ended December 31, 2023. The Company’s retained earnings were reduced by the amount paid for the shares repurchased and cancelled.

Stock-Based Compensation

On June 11, 2020 (the "Effective Date"), the Company's shareholders approved the Company's 2020 Long Term Incentive Plan (the "Omnibus Plan") to provide an incentive to attract, retain and reward directors, officers, employees, and consultants who provide services to the Company or any of its subsidiaries. Upon approval of the Omnibus Plan, no future awards are available to be made under the Company's previous RSU and Option Plans (collectively, the "Former Plan"), and the common shares that were not settled or awarded under the Former Plan as of the Effective Date are available for awards under the Omnibus Plan. The maximum number of common shares that are available for awards under the Omnibus Plan and under any other security based compensation arrangements adopted by the Company, including the Former Plan, may not exceed 7,758,211 shares (equal to 20% of the issued and outstanding common shares of the Company on the Effective Date). The maximum amount of the foregoing common shares that may be awarded under the Omnibus Plan as "incentive stock options" is 2,600,000 common shares. As of December 31, 2023, the Company had outstanding options of 4,214,000 and RSUs of 1,226,000 associated with common shares under the Omnibus Plan.

The following table summarizes stock-based compensation expense for the years ended December 31, 2023 and 2022 (in thousands):

	Year Ended December 31,	
	2023	2022
Stock-based compensation - options	$ 1,165	$ 3,094
Stock-based compensation - restricted stock units	4,684	2,108
Total	**$ 5,849**	**$ 5,202**

At December 31, 2023, there was approximately $335,000 of total unrecognized pre-tax stock option expense under the Company's equity compensation plans, which is expected to be recognized over a weighted average period of 1.07 years. As of December 31, 2023, there was approximately $3,892,000 of total unrecognized pre-tax compensation expense related to outstanding time-based restricted stock units that is expected to be recognized over a weighted average period of 0.86 years.

Options

The following table summarizes stock option activity for the years ended December 31, 2023 and 2022:

	Number of options (000's)	Weighted average exercise price[1]	Weighted average remaining contractual life	Aggregate intrinsic value[2]
Balance December 31, 2021	**3,822**	**$ 5.22**	**7.4 years**	**$ 3,722**
Issued	764	5.29		
Exercised	(83)	3.55		
Expired / Forfeited	(6)	5.21		
Balance December 31, 2022	**4,497**	**$ 5.26**	**6.9 years**	**$ 11,356**
Issued	—	—		
Exercised	(246)	5.42		
Expired / Forfeited	(37)	6.33		
Balance December 31, 2023	**4,214**	**$ 5.25**	**5.9 years**	**$ 11,698**

[1]For presentation purposes, stock options issued with a Canadian dollar exercise price have been translated to U.S. dollars based on the prevailing exchange rate on the date of grant.
[2]The aggregate intrinsic value of options outstanding represents the difference between the exercise price of the option and the closing price of the Company's common shares on the last trading day of the period ($7.85 and $7.56 on December 31, 2023 and December 31, 2022, respectively).

The aggregate intrinsic value of options outstanding was $11,698,000 and options exercisable were $10,432,000 at December 31, 2023. During the fiscal years ended December 31, 2023 and 2022, 246,022 and 82,822 common shares were issued pursuant to the exercise of stock options, respectively.

At December 31, 2023, the Company had 3,461,000 exercisable stock options outstanding with a weighted average exercise price of $4.99 and a weighted average remaining contractual life of 5.5 years. At December 31, 2022, the Company had 2,841,000 exercisable stock options outstanding with a weighted average exercise price of $4.53 and a weighted average remaining contractual life of 6.1 years.

(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

The fair value of the stock options has been charged to the Consolidated Statements of Income and Comprehensive Income and credited to additional paid-in capital over the vesting period, using the grant date fair value based on the Black-Scholes option pricing model. The assumptions used to determine the grant date fair value of stock options include exercise price, risk-free interest rates, expected volatility, and average life of an option. The risk-free interest rates are based on the rates available at the time of the grant for zero-coupon U.S. government issues with a remaining term equal to the option’s expected life. The average life of an option is based on both historical and projected exercise and lapsing data. Expected volatility is based on implied volatilities from traded options on the Company's common shares and historical volatility of the Company's common shares over the expected life of the option. There were no issuances of options during the year ended December 31, 2023.

Restricted Stock Units

The Company accounts for RSUs using fair value. The fair value of the RSUs has been charged to the Consolidated Statements of Income and Comprehensive Income and credited to additional paid-in capital over the vesting period, based on the stock price on the date of grant. RSUs vest generally over a one or three-year period. The Company accounts for forfeitures of RSUs under ASU 2016-09 and recognizes forfeitures in the period in which they occur.

The following table summarizes RSU activity for the years ended December 31, 2023 and 2022:

	Number of RSUs (000's)	Weighted average grant price	Weighted average remaining contractual life	Aggregate intrinsic value[1]
Balance December 31, 2021	**206**	**$ 6.61**	**0.68 years**	**$ 1,074**
Issued	581	5.44		
Vested	(149)	6.27		
Expired / Forfeited	(9)	6.45		
Balance December 31, 2022	**629**	**$ 5.62**	**0.88 years**	**$ 4,755**
Issued	921	7.88		
Vested	(286)	5.82		
Expired / Forfeited	(38)	6.98		
Balance December 31, 2023	**1,226**	**$ 7.23**	**0.86 years**	**$ 9,624**

[1]The aggregate intrinsic value of time-based RSUs outstanding was based on the closing price of the Company's common shares on the last trading day of the period ($7.85 and $7.56 on December 31, 2023 and December 31, 2022, respectively).

During the year ended December 31, 2023, the Company issued 920,588 RSUs, with a vesting term of one or three years and a fair value between $7.10 and $7.93 per share. During the year ended December 31, 2022, the Company issued 580,962 RSUs, with a vesting term of one to three years and a fair value between $5.21 and $6.34 per share.

(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

Phantom Share Units

The Company has a phantom share unit plan, which it uses for grants to directors, officers, and employees. Phantom share units granted under the plan are non-assignable and are settled in cash at vesting based on the fair value of the Company's common stock on the vesting date. Phantom share units vest annually over a three-year period. The cash-settled phantom share units are accounted for as liability awards and are re-measured at fair value each reporting period until they become vested with accrued liability and related expense being recognized over the requisite service period.

The following table summarizes phantom share unit activity for the years ended December 31, 2023 and 2022:

	Number of phantom share units (000's)	Value of share equivalents[1]
Balance December 31, 2021	**573**	**$ 2,991**
Issued	256	1,320
Vested	(263)	(1,383)
Expired / Forfeited	(53)	(401)
Balance December 31, 2022	**513**	**3,878**
Issued	181	1,444
Vested	(245)	(2,354)
Expired / Forfeited	(31)	(241)
Balance December 31, 2023	**418**	**3,281**

[1]The value of outstanding share equivalents at the beginning of the period is based on the market price of the Company's common shares at that time; the value of issued share equivalents is based on the market price of the Company's common shares at issuance; the value of vested share equivalents is based on the cash paid at the time of vesting; and the values of expired/forfeited share equivalents and outstanding share equivalents at the end of the period are based on the market price of the Company's common shares at the end of the period. The market price of the Company's common shares was $7.85 and $7.56 on December 31, 2023 and December 31, 2022, respectively.

The change in fair value of the phantom share units has been charged to the Consolidated Statements of Income and Comprehensive Income and recorded as a liability included in accrued liabilities and long-term accrued liabilities. The total liability associated with phantom share units at December 31, 2023 is $2,425,000, with $1,867,000 of this amount included in current accrued liabilities and the remaining portion of $558,000 included in long-term accrued liabilities. At December 31, 2022, the total liability associated with phantom share units was $2,593,000, with $1,704,000 of this amount included in current accrued liabilities and the remaining portion of $889,000 included in long-term accrued liabilities.

The impact associated with the fair value re-measurement of phantom share units is recorded in selling, general and administrative expenses within the Consolidated Statements of Income and Comprehensive Income. The following table summarizes expense associated with the phantom share units for the years ended December 31, 2023 and 2022:

	Year Ended December 31,	
	2023	2022
Selling, general and administrative	$ 2,189	$ 2,316

The Company paid cash settlements of $2.4 million and $1.4 million during the years ended December 31, 2023 and 2022, respectively, pertaining to vestings of cash-settled phantom share units.

9. Commitments and Contingencies

The Company accrues estimates for resolution of any legal and other contingencies when losses are probable and reasonably estimable in accordance with ASC 450, Contingencies ("ASC 450"). No less than quarterly, the Company reviews the status of each significant matter underlying a legal proceeding or claim and assess our potential financial exposure. The Company accrues a liability for an estimated loss if the potential loss from any legal proceeding or claim is considered probable and the amount can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether the amount of an exposure is reasonably estimable, and accruals are based only on the information available to the Company at the time the judgment is made, which may prove to be incomplete or inaccurate or unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. Furthermore, the outcome of legal proceedings is inherently uncertain, and we may incur substantial defense costs and expenses defending any of these matters.

(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

Legal Proceedings

As previously disclosed, the Company (through its subsidiary Sleep Management LLC) submitted a purchase order (the "Purchase Order") in March 2020 to Vyaire Medical, Inc. d/b/a CareFusion Respiratory Technologies ("Vyaire") for respiratory equipment. The Company ultimately prepaid $1.4 million towards the delivery of such respiratory equipment. Vyaire was unable or unwilling to deliver the vast majority of the respiratory equipment referenced in the Purchase Order, and also refused to refund the prepayment amount (less the amounts paid for equipment actually received). On July 29, 2020, the Company (through its subsidiary Sleep Management LLC) filed a lawsuit against Vyaire in the United States District Court for the Western District of Louisiana (the "Court"). This lawsuit was dismissed on December 8, 2020 in connection with the commencement of the lawsuit filed by the Company (through its subsidiary Sleep Management) on November 5, 2020, against Vyaire in the 15th Judicial District Court for the Parish of Lafayette, Louisiana (the "State Court") seeking damages for breach of contract and seeking a declaratory judgment that the Company is not required to pay any further funds to Vyaire. On December 28, 2020, Vyaire filed its Answer, Affirmative Defenses, and Reconventional Demand ("Reconventional Demand") with the State Court alleging breach of contract and seeking damages of $4.7 million purportedly for the improper cancellation of the Purchase Order. The Company filed its Answer to the Reconventional Demand on February 12, 2021 and the parties completed discovery on July 17, 2023. The State Court issued an order on September 5, 2023 granting the Company Partial Summary Judgment finding that Vyaire breached the contract. The remaining issue of the damages suffered by the Company as a result of the breach will be determined at a non-jury trial pending resolution of Vyaire's interlocutory appeal of the State Court's partial summary judgment ruling.

The Company continues to believe that it has valid legal and equitable grounds to recover its outstanding prepayment as a result of Vyaire's failure to deliver the vast majority of the respiratory equipment referenced in the Purchase Order. The Company has determined that a loss related to the Reconventional Demand is not probable, and thus has not accrued a liability related to this claim. Although a loss may be reasonably possible, the Company does not have sufficient information to determine the amount or range of reasonably possible loss with respect to the Reconventional Demand given that the dispute is in the early stages of the legal process. At December 31, 2023, outstanding funds in the amount of $0.9 million related to undelivered respiratory equipment are included within other long-term assets.

Governmental and Regulatory Matters

From time to time the Company is involved in various external governmental investigations, audits and reviews. Reviews, audits and investigations of this sort can lead to government actions, which can result in the assessment of recoupment of reimbursement, civil or criminal fines or penalties, or other sanctions, including restrictions or changes in the way the Company conducts business, loss of licensure or exclusion from participation in government healthcare programs.

In May of 2021, a final report and recommendation ("Report") was issued by the OIG regarding an audit by OIG of claims relating to 100 of the Company's non-invasive ventilation at home ("NIVH") patients. The OIG asserted that most of the sampled Medicare claims submitted for the monthly rental of non-invasive ventilators did not comply with Medicare requirements. The Company firmly believed that the Report ignored each patient's diagnosis and supporting documentation of that diagnosis from treating and prescribing physicians and applied clinical guidelines that were contrary to CMS's accepted standard of care. In late June of 2021, the Company received initial request letters from DME Medicare Administrative Contractors ("MACs") referencing the Report and requesting repayment of purported overpayments. The Company responded to each initial request by submitting a rebuttal and by filing a redetermination appeal as prescribed by the initial request letters and by statute. In September 2021, the MACs informed the Company of unfavorable decisions with respect to the redetermination appeals. In November 2021, the Company filed Reconsideration Appeals with CMS's designated Qualified Independent Contractor ("QIC"). Based on its review, the QIC determined that approximately 77% of the claims it reviewed were medically necessary and properly payable under Medicare rules and regulations, overturning OIG's and the MACs' initial recommendations and determinations. As a result of the QIC's reconsideration findings, reduced and recalculated principal overpayment requests totaling $1.1 million were issued by the MACs. In order to limit the assessment of interest during the appeals period, the Company remitted the associated funds to the MACs. In December 2022, an Administrative Law Judge overturned all of the remaining appealed claims and instructed the MACs to refund all funds previously remitted by the Company. Accordingly, the funds remitted to the MACs were recorded in Prepaid expenses and other assets at December 31, 2022 and were received during the year ended December 31, 2023.

10. Income Taxes

Income taxes are computed in accordance with the provisions of ASC Topic 740, which requires, among other things, a balance sheet approach to calculating deferred income taxes. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in its consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in the years in which the differences are expected to reverse.

(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

The Company is required to make certain estimates and judgments about the application of tax law, the expected resolution of uncertain tax positions and other matters. In the event that uncertain tax positions are resolved for amounts different than the Company's estimates, or the related statutes of limitations expire without the assessment of additional income taxes, the Company will be required to adjust the amounts of related assets and liabilities in the period in which such events occur. Such adjustment may have a material impact on the Company's income tax provision and results of operations.

At December 31, 2023 and 2022, the Company had no amounts recorded for uncertain tax positions and does not expect any material changes in uncertain tax benefits during the next 12 months. The Company recognizes interest and penalties related to income tax matters in income tax expense. The Company is subject to U.S. federal income tax as well as income tax in various states. The Company is generally not subject to examination by taxing authorities for years prior to 2020.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before the provision for income taxes. The sources and tax effects of the differences are as follows:

	Year Ended	
	December 31, 2023	December 31, 2022
Net income before income taxes	$ 14,391	$ 8,990
Statutory income tax rate	21.0 %	21.0 %
Computed provision for income taxes	3,022	1,888
State income tax expense	549	278
Permanent differences	520	435
Prior Year True Ups	64	150
Changes in valuation allowance for deferred tax assets	(7)	17
Provision for income taxes	**$ 4,148**	**$ 2,768**

The significant components of the provision for income taxes for the years ended December 31, 2023 and 2022 are as follows:

	Year Ended	
	December 31, 2023	December 31, 2022
Current taxes:		
Federal	$ 4,242	$ 614
State	1,345	408
Total current taxes	5,587	1,022
Deferred taxes:		
Federal	$ (991)	$ 1,660
State	(448)	86
Total deferred taxes	(1,439)	1,746
Provision for income taxes	**$ 4,148**	**$ 2,768**

Deferred Income Taxes

Deferred income taxes are determined based on the temporary differences between the financial statement basis and the tax basis of assets and liabilities using enacted tax rates in the years in which the differences are expected to reverse. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that all, or some portion, of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities and projected future taxable income in making this assessment. Management evaluates the need for valuation allowances on the deferred income tax assets according to the provisions of FASB ASC 740, Income Taxes. In making this determination, management assesses all available evidence, both positive and negative, available at the balance sheet date. This includes, but is not limited to, recent earnings, internally prepared income projections, and historical financial performance.

(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

The significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2023	December 31, 2022
Deferred tax assets:		
State fixed asset and net operating losses	$ 1,043	$ 833
Goodwill	7,977	9,384
Allowance for doubtful accounts	2,874	2,200
Accrued compensation and other	1,782	1,071
Accrued phantom stock	628	672
Stock-based compensation	4,098	3,401
Capitalized costs	1,137	628
Lease liability	842	180
Other	170	—
UNICAP	15	13
Total deferred tax assets	$ 20,566	$ 18,382
Deferred tax liabilities:		
Right-of-use asset	$ (848)	$ (180)
Property and equipment	(15,141)	(15,057)
Total deferred liabilities	$ (15,989)	$ (15,237)
Valuation allowance:		
Net deferred tax asset before valuation allowance	$ 4,577	$ 3,145
Less: valuation allowance	(19)	(26)
Net deferred tax asset	$ 4,558	$ 3,119

(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

11. Earnings Per Share

Income per common share is calculated using earnings for the year divided by the weighted average number of shares outstanding during the year. Using the treasury stock method, diluted income per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares by assuming the proceeds received from the exercise of stock options and the vesting of RSUs are used to purchase common shares at the prevailing market rate.

The following reflects the earnings and share data used in the basic and diluted earnings per share computations:

	Year Ended December 31,	
	2023	2022
Numerator - basic and diluted:		
Net income attributable to shareholders	$ 10,243	$ 6,222
Denominator:		
Basic weighted average number of common shares	38,354,071	38,655,403
Diluted weighted average number of shares	40,378,922	39,807,434
Basic earnings per share	$ 0.27	$ 0.16
Diluted earnings per share	$ 0.25	$ 0.16
Denominator calculation from basic to diluted:		
Basic weighted average number of common shares	38,354,071	38,655,403
Stock options and other dilutive securities	2,024,851	1,152,031
Diluted weighted average number of shares	40,378,922	39,807,434

Anti-dilutive shares excluded from the calculation consisted of dilutive employee stock options and RSUs that were de minimis in all periods presented.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Notwithstanding the foregoing, there can be no assurance that the Company's disclosures controls and procedures will detect or uncover all failures of persons within the Company and its consolidated subsidiaries to disclose material information otherwise required to be set forth in the Company's periodic reports. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.

Management Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act, as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 framework). Based on this assessment, management concluded that, as of December 31, 2023, the Company's internal control over financial reporting was effective.

This Annual Report on Form 10-K does not include, and we were not required to include, an attestation report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for as long as we remain an "emerging growth company" as defined in the Jumpstart Our Business Startups Act.

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2023 that have materially affected, or that are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Rule 10b5-1 and Non-Rule 10b5-1 Trading Arrangements

During the fiscal quarter ended December 31, 2023, no director or officer (as defined in Rule 16a-1(f) of the Securities Exchange Act) of the Company adopted or terminated any Rule 10b5-1 trading arrangements or non-Rule 105-1 trading arrangements as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The Board has adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees. This code is available on the corporate governance section of our website (which is a subsection of the investor relations section of our website) at the following address: www.viemed.com/investor-relations. We intend to disclose on our website any amendments or waivers to the code that are required to be disclosed by SEC rules.

Additional information required by this item is incorporated in this Annual Report on Form 10-K by reference to our definitive proxy statement or an amendment to this Annual Report on Form 10-K to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2023.

Item 11. Executive Compensation

The information required by this item is incorporated in this Annual Report on Form 10-K by reference to our definitive proxy statement or an amendment to this Annual Report on Form 10-K to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2023.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated in this Annual Report on Form 10-K by reference to our definitive proxy statement or an amendment to this Annual Report on Form 10-K to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2023.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated in this Annual Report on Form 10-K by reference to our definitive proxy statement or an amendment to this Annual Report on Form 10-K to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2023.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated in this Annual Report on Form 10-K by reference to our definitive proxy statement or an amendment to this Annual Report on Form 10-K to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2023.

Item 15. Exhibits and Financial Statement Schedules

a. Documents filed as part of this report.

  1. Financial Statements. The following financial statements are included in Part II, Item 8 of this Annual Report on Form 10-K:

    • Report of Independent Registered Public Accounting Firm

    • Balance Sheets as of December 31, 2023 and 2022

    • Statements of Operations for the years ended December 31, 2023 and 2022

    • Statements of Shareholders' Equity for the years ended December 31, 2023 and 2022

    • Statements of Cash Flows for the years ended December 31, 2023 and 2022

  2. Financial Statement Schedules. No financial statement schedule is required to be included in this Annual Report on Form 10-K.

  3. Unless otherwise indicated, all documents incorporated into this Annual Report on Form 10-K by reference to a document filed with the SEC pursuant to the Exchange Act are located under SEC file number 001-38973.

Exhibit Number	Exhibit Title
#2.1	Stock Purchase Agreement dated April 18, 2023 by and among Viemed, Inc., the Stockholders and Home Medical Products, Inc. Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on April 19, 2023.
3.1	Notice of Articles of Business Corporation Act of Viemed Healthcare, Inc. Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form 10 filed on July 10, 2019.
3.2	Amended and Restated Business Corporation Act Articles of Viemed Healthcare, Inc. Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on June 10, 2021.
*4.1	Description of Registrant's Securities.
10.1	Credit Agreement, dated November 29, 2022, among Viemed, Inc., as borrower, certain subsidiaries of Viemed, Inc., as guarantors, the lenders from time to time party thereto, and Regions Bank, as administrative agent and collateral agent. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 29, 2022.
10.2	Pledge and Security Agreement dated November 29, 2022, among Viemed, Inc., Home Sleep Delivered, L.L.C., Sleep Management, L.L.C., Viemed Clinical Services, LLC, and Viemed Healthcare Staffing LLC, as obligors, and Regions Bank, as collateral agent. Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 29, 2022.
+10.3	Form of Indemnity Agreement between Viemed Healthcare, Inc. and its Directors and Executive Officers. Incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form 10 filed on July 10, 2019.
+10.4	Amended and Restated Stock Option Plan of Viemed Healthcare, Inc. Incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form 10 filed on July 10, 2019.
+10.5	Amended and Restated Viemed Healthcare, Inc. Restricted Share Unit and Deferred Share Unit Plan. Incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form 10 filed on July 10, 2019.
+10.6	Viemed Inc. Phantom Share Plan. Incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form 10 filed on July 10, 2019.
+10.7	Form of Phantom Share Plan Award. Incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form 10 filed on July 10, 2019.
+10.8	Viemed Inc. Annual Discretionary Cash Bonus Plan. Incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form 10 filed on July 10, 2019.
+10.9	Executive Employment Agreement dated effective June 3, 2019 by and between Casey Hoyt and Sleep Management, LLC. Incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form 10 filed on July 10, 2019.
+10.10	Executive Employment Agreement dated effective June 3, 2019 by and between Michael B. Moore and Sleep Management, LLC. Incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form 10 filed on July 10, 2019.
+10.11	Executive Employment Agreement dated effective June 3, 2019 by and between William T. Zehnder and Sleep Management, LLC. Incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form 10 filed on July 10, 2019.

+10.12	Viemed Healthcare, Inc. 2020 Long Term Incentive Plan. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 11, 2020.
+10.13	Form of Restricted Stock Units Agreement. Incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K filed on March 3, 2021.
+10.14	Form of Award Agreement for Stock Option. Incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K filed on March 3, 2021.
+10.15	Form of Restricted Stock Unit Award. Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 2, 2021.
+10.16	Non-Employee Directors Deferred Compensation Plan. Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on November 2, 2021.
*21.1	Subsidiaries of the Registrant.
*23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
*31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
**32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350.
**32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.
*97.1	Viemed Healthcare, Inc. Executive Compensation Clawback Policy, as adopted on November 9, 2023.
*101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
*101.SCH	Inline XBRL Taxonomy Extension Schema Document.
*101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
*101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
*101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
*101.DEF	Inline XBRL Taxonomy Extension Definition Document.
*104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

* Filed herewith.

** Furnished in accordance with Item 601(b)(32)(ii) of Regulation S-K.

+ Management contract or compensatory plan or arrangement.

Schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish supplementally a copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIEMED HEALTHCARE, INC.

(Registrant)

By: /s/ Casey Hoyt

Casey Hoyt

Chief Executive Officer

By: /s/ Trae Fitzgerald

Trae Fitzgerald

Chief Financial Officer

Date: March 6, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Casey Hoyt Casey Hoyt	Chief Executive Officer and Director (Principal Executive Officer)	March 6, 2024
/s/ Trae Fitzgerald Trae Fitzgerald	Chief Financial Officer (Principal Financial Officer and Accounting Officer)	March 6, 2024
/s/ W. Todd Zehnder W. Todd Zehnder	Chief Operating Officer and Director	March 6, 2024
/s/ Randy Dobbs Randy Dobbs	Chairman of the Board of Directors	March 6, 2024
/s/ Dr. William Frazier Dr. William Frazier	Director and Chief Medical Officer	March 6, 2024
/s/ Bruce Greenstein Bruce Greenstein	Director	March 6, 2024
/s/ Sabrina Heltz Sabrina Heltz	Director	March 6, 2024
/s/ Nitin Kaushal Nitin Kaushal	Director	March 6, 2024
/s/ Timothy Smokoff Timothy Smokoff	Director	March 6, 2024